                                  United States Securities and Exchange Commission
                                               Washington, D.C. 20549

                                                   AMENDMENT NO. 1

                                                         TO

                                                     FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                            Security Capital Corporation
                                           (Name of Small Business Issuer)

                           Mississippi                                    64-0681198
(State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.)

                                          295 Highway 6 West/P. O. Box 690
                                            Batesville, Mississippi 38606
                                       (Address of principal executive office)

                                                   (662) 563-9311
                                             (Issuer's telephone number)

Securities to be registered pursuant to Section 12 (g) of the Act:

                                       Common Stock, $5.00 Par Value Per Share
                                                  (Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General Development and Structure of Business

Security Capital Corporation is a one-bank holding company and has two subsidiaries, First Security Bank and Batesville Security Building Corporation.

As a bank holding company, Security Capital Corporation engages in commercial banking through its sole banking subsidiary and may engage in certain non-banking activities closely related to banking and may own certain other business corporations that are not banks, subject to applicable laws and regulations. Security Capital Corporation is not currently engaging in non-bank activities, and does not own any business corporations except for Batesville Security Building Corporation, which is inactive.

Security Capital Corporation was incorporated on September 16, 1982 for the purpose of acquiring First Security Bank and serving as a one-bank holding company.

First Security Bank was originally chartered under the laws of the State of Mississippi on October 25, 1951.

Batesville Security Building Corporation, the nonbank subsidiary, was chartered under the laws of the State of Mississippi on June 23, 1971, for the purpose of acquiring real estate; to hold, improve, develop, operate, manage, mortgage, sell, exchange and lease and to generally deal and manage real estate and personal property. Batesville Security Building Corporation is a wholly owned subsidiary of Security Capital Corporation, and is currently inactive.

Security Capital Corporation’s home or principal office is located at 295 Highway 6 West, Batesville, Mississippi, 38606. The telephone of the home or principal office is (662) 563-9311. ___ First Security Bank’s website is www.firstsecuritybk.com

Operations

Security Capital Corporation, through First Security Bank, engages in a wide range of commercial banking activities, including accepting demand deposits, accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals and others, issuing credit cards, issuing and processing ATM cards and debit cards, issuing commercial and standby letters of credit, originating mortgage loans, and providing personal and corporate trust services.

Security Capital Corporation’s lending services include commercial, real estate, installment, credit card loans, merchant accounts receivable loans, student loans, and agricultural loans. Revenues from Security Capital Corporation’s Lending activities constitute the largest component of Security Capital Corporation’s operating revenues.

At December 31, 2002, the loan portfolio totaled $184,060,000, constituting 66.53% of the earning assets of $276,677,000. Security Capital Corporation’s loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan officer or a combination of several authority limits is forwarded to the Loan Committee for approval. The Loan Committee is comprised of various Bank Directors, including the Chairman.

Security Capital Corporation’s primary lending areas are the counties of Desoto, Panola, Quitman and Tunica in the State of Mississippi. Security Capital Corporation may extend credit to borrowers out of the primary lending area but on a limited basis in which the risk is low and/or a relationship may exist with the borrower and an industry or a development in the primary lending area.

The following tables provide demographic information for Desoto, Panola, Quitman and Tunica counties, and for the State of Mississippi:

                                                               POPULATION
                                   2000                 1990                 1980                 1970
                                   ----                 ----                 ----                 ----
DeSoto                            107,199               67,910               53,930               35,885
Panola                             34,274               29,996               28,164               26,829
Quitman                            10,117               10,490               12,636               15,888
Tunica                              9,277                8,164                9,652               11,854
Mississippi                     2,844,658            2,573,216            2,520,698            2,216,994
SOURCE: Center for Population Studies, University of Mississippi

                                                             PER CAPITA INCOME
                                    2001             2000             1999              1998             1997
                                    ----             ----             ----              ----             ----
DeSoto                            $26,657         $25,480           $24,327           $23,851          $22,382
Panola                             17,098          16,184            15,753            15,382           15,126
Quitman                            16,098          14,282            14,192            13,731           14,091
Tunica                             16,483          17,462            17,557            16,623           16,984
Mississippi                        21,653          20,920            20,082            19,635           18,580
SOURCE: United States Department of Commerce, Bureau of Economic Analysis

                                            MEDIAN AGE
                                  2000                         1990
                                  ----                         ----
DeSoto                            33.7                         31.5
Panola                            33.0                         30.1
Quitman                           31.8                         30.1
Tunica                            30.6                         25.3
SOURCE: Center for Population Studies, University of Mississippi

Panola County and Quitman County are rural areas, in which agriculture and industry play a big part in the economy. Desoto County and Tunica County have a different economic structure. The growth and composition of Desoto County has been dictated, primarily, by the outflow from Memphis, Tennessee, seeking residential living developments as well as locations for retail businesses and other commercial developments outside the Memphis city limits. Tunica County’s economy is dependent on the gaming industry to provide employment and to provide resources for the operation of the county. The numerous casinos in the Tunica area employ residents from the surrounding counties and residents from the States of Tennessee and Arkansas.

[ ________ Security Capital Corporation has in the past and intends to continue to make most types of real estate loans including but not limited to single and multi-family housing, farm loans, residential and commercial construction loans and loans for commercial real estate.

Major classifications of loans were as follows:

                                                               December 31,
                                                            2002          2001
                                                            ----          ----
                                                             (In thousands)

Commercial, financial and agricultural                 $  38,229      $  34,459
Real estate - construction and development                27,165         21,183
Real estate - mortgage                                    96,737         88,074
Installment loans to individuals                          22,602         23,893
Other                                                      2,782          2,509
                                                       ---------      ---------
                                                         187,515        170,118
Less allowance for loan losses                            (3,455)        (3,039)
                                                       ---------      ---------

                                                       $ 184,060      $ 167,079
                                                       =========      =========

Included in the above are customer demand deposits in overdraft status of approximately $398,000 at December 31, 2002, and $381,000 at December 31, 2001.

The success of the loan portfolio is not dependent on a single borrower or group of borrowers. The large loans of the loan portfolio are defined as those loans with a balance of $286,000 and over. As of December 31, 2002, the loan portfolio totals $187.5 million of which the large lines total $82.9 million representing 105 borrowers.

Security Capital Corporation provides a wide range of personal and corporate trust and trust-related services which includes serving as executor of estates, as trustee under testamentary and inter vivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, as escrow agent under various agreements, as transfer agent and paying agent of registered bond issues, and as custodian for assets invested. In addition, the Trust Department of First Security Bank offers a variety of investment tools which includes a money management and financial planning program that uses the skills and abilities of a Certified Financial Planner and a Certified Retirement Services Professional among other specialists who are within the employment of First Security Bank and the Trust Department.

In recent years, Security Capital Corporation has opened several new locations to expand First Security Banking area of First Security Bank. In October of 1998, First Security Banking locations at Como, Mississippi, and Crenshaw, Mississippi, were purchased from First Tennessee Bank. In July of 1999, Planters Bank in Tunica

was purchased from First Tennessee Bank. In December of 1995, a loan production office opened in Desoto County in the city of Olive Branch with one employee. In June of 1997, a full service bank branch opened and continued First Security Bank’s operation in the Olive Branch area with four employees. In October of 2001, First Security Bank’s operation in Olive Branch moved to a newly constructed building with features of four drive-thru lanes and a total square footage of 7,000 to accommodate the projected growth in that area. The number of employees at Olive Branch in 2002 grew to twelve. In January 2001, a loan production office officially opened in Desoto County in the city of Hernando. On July 1, 2002, the operation in Hernando moved from a loan production facility to a newly constructed building, a sister to the Olive Branch building, providing full banking services. Security Capital Corporation has offered ATM services for numerous years and began in 1995 “running” its own ATMs. Today, First Security Bank provides ATM services at twenty-three locations, seventeen of which are not located on bank property. First Security Bank, also, provides the customer with 24 hours a day, 7 days a week, access to their account balances and activity through a telephone banking product called First Line. Initiated in October of 2002, First Security Bank offered internet banking, called First Teller, to accommodate those customers desiring through technology to review their account’s activity and images of the activity, if applicable, and pay their bills from anywhere in the world.

Employees

On December 31, 2002, First Security Bank had 146 full-time equivalent employees.

Supervision and Regulation

Security Capital Corporation and First Security Bank are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of Security Capital Corporation. Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and following with Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) and the Gramm-Leach-Bliley Act of 1999 (the “Financial Services Modernization Act”), numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. The operations of Security Capital Corporation and First Security Bank may be affected by legislative changes and the policies of various regulatory authorities. Security Capital Corporation is unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future.

Security Capital Corporation is a bank holding company within the meaning of the federal Bank Holding Company Act of 1956 (the "BHCA").

The BHCA. Under the BHCA, Security Capital Corporation is subject to periodic examination by the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require. Security Capital Corporation’s and First Security Bank’ activities are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Investments, Control, and Activities. With certain limited exceptions, the BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring substantially all the assets of any bank, (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or (iii) merging or consolidating with another bank holding company.

In addition, and subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank holding company, such as Security Capital Corporation. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either Security Capital Corporation has registered securities under Section 12 of the Exchange Act or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

Under the BHCA, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities, unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial adviser, owning savings associations, and making investments in certain corporations or projects designed primarily to promote community welfare.

The Federal Reserve Board has imposed certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “Capital Regulations.” Subject to its capital requirements and certain other restrictions, Security Capital Corporation may borrow money to make a capital contribution to First Security Bank, and such loans may be repaid from dividends paid from First Security Bank to Security Capital Corporation (although the ability of First Security Bank to pay dividends is subject to regulatory restrictions as described below in “First Security Bank - Dividends”). Security Capital Corporation is also able to raise capital for contribution to First Security Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, Security Capital Corporation is expected to act as a source of financial strength to First Security Bank and to commit resources to support First Security Bank in circumstances in which Security Capital Corporation might not otherwise do so. Under the BHCA, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

State and FDIC Regulation. First Security Bank is subject to regulation and periodic examinations by the FDIC and the State of Mississippi Department of Banking and Consumer Finance. These regulatory authorities examine such areas as reserves, loan and investment quality, management policies, procedures and practices and other aspects of operations. These examinations are designed for the protection of the Banks’ depositors, rather than their stockholders. In addition to these regular examinations, the Company and the Banks must furnish periodic reports to their respective regulatory authorities containing a full and accurate statement of their affairs.

FDICIA. All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition, or any other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems, and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

FDICIA contains a “prompt corrective action” section intended to resolve problem institutions at the least possible long-term cost to the deposit insurance funds. Pursuant to this section, the federal banking agencies are required to prescribe a leverage limit and a risk-based capital requirement indicating levels at which institutions will be deemed to be “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” In the case of a depository institution that is “critically undercapitalized” (a term defined to include institutions which still have positive net worth), the federal banking regulators are generally required to appoint a conservator or receiver.

Deposit Insurance. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund (“BIF”) and Savings Association Insurance Fund (“SAIF”) are maintained for commercial banks and thrifts, respectively, with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. Since 1993, insured depository institutions like First Security Bank have paid for deposit insurance under a risk-based premium system.

Transactions With Affiliates and Insiders. First Security Bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans to, and certain other transactions with, affiliates, as well as on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank’s capital and surplus and, as to all affiliates combined, to 20% of the Bank’s capital and surplus. ___ Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements.

First Security Bank is also subject to Section 23B of the Federal Reserve Act, which prohibits an institution from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution, as those prevailing at the time for comparable transactions with nonaffiliated companies. First Security Bank are subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, the OCC, or the Office of Thrift Supervision shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Other Regulations. Interest and certain other charges collected or contracted for by First Security Bank are subject to state usury laws and certain federal laws concerning interest rates. First Security Bank’s loan operations are subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs community it serves; the Equal Credit Opportunity Act, prohibiting discrimination on the basis of creed or other prohibited factors in extending credit; the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; the Fair Debt Collection Act, concerning the manner in which consumer debts may be collected by collection agencies; and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of First Security Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers. FIRREA expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain “institution-affiliated parties” (primarily including management, employees, and agents of a financial institution, independent contractors such as attorneys and accountants, and others who participate in the conduct of the financial institution’s affairs). These practices can include the failure of an institution to timely file required reports; the filing of false or misleading information; or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, FIRREA expanded the appropriate banking agencies’ power to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications, or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Effect of Governmental Monetary Policies. The earnings of First Security Bank are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments, and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Financial Services Modernization Act. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 (the “Financial Services Modernization Act”). The Financial Services Modernization Act repeals the two affiliation provisions of the Glass-Steagall Act: Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms “engaged principally” in specified securities activities; and Section 32, which restricts officer, director, or employee interlocks between a member bank and any company or person “primarily engaged” in specified securities activities. In addition, the Financial Services Modernization Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHCA framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a Financial Holding Company. “Financial activities” is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

         Generally, the Financial Services Modernization Act:

         o        Repeals historical restrictions on, and eliminates many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial service providers;

         o        Provides a uniform framework for the functional regulation of the activities of banks, savings institutions, and their holding companies;

         o        Broadens the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;

         o        Provides an enhanced framework for protecting the privacy of consumer information;

         o        Adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;

         o        Modifies the laws governing the implementation of the Community Reinvestment Act ("CRA");
                  and

         o        Addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

In order for a bank holding company to take advantage of the ability to affiliate with other financial services providers, that company must become a “Financial Holding Company” as permitted under an amendment to the BHCA. To become a Financial Holding Company, Security Capital Corporation would file a declaration with the Federal Reserve, electing to engage in activities permissible for Financial Holding Companies and certifying that it is eligible to do so because all of its insured depository institution subsidiaries are well-capitalized and well-managed. In addition, the Federal Reserve must also determine that each insured depository institution subsidiary of Security Capital Corporation has at least a “satisfactory” CRA rating.

The Financial Services Modernization Act also includes a new section of the Federal Deposit Insurance Act governing subsidiaries of state banks that engage in “activities as principal that would only be permissible” for a national bank to conduct in a financial subsidiary. It expressly preserves the ability of a state bank to retain all existing subsidiaries. In order to form a financial subsidiary, a state bank must be well-capitalized, and the state bank would be subject to the same capital deduction, risk management and affiliate transaction rules as applicable to national banks.

Security Capital Corporation and First Security Bank do not believe that the Financial Services Modernization Act will have a material adverse effect on operations in the near-term. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that Security Capital Corporation and First Security Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Security Capital Corporation and First Security Bank.

Capital. Security Capital Corporation and First Security Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board and the FDIC. There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries: a risk-based measure and a leverage measure.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the total capital to risk-weighted assets, including certain off-balance sheet items such as standby letters of credit (“total capital ratio”) is 8.0 percent. At least half of total capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets (“Tier 1 capital”). The remainder may consist of subordinated debt, other preferred stock, a limited amount of loan loss reserves, and unrealized gains on equity securities subject to limitations (“Tier 2 capital”).

The following table represents the capital ratios for Security Capital Corporation and First Security Bank as of December 31, 2002:

                                          Corporation                   Bank
Risk-Based Capital Ratio                     Ratio                      Ratio             Requirements
------------------------                     -----                      -----             ------------
Total Capital                                16.13                      15.46                  8%
Tier 1 Capital                               14.88                      14.20                  4%
Leverage Capital                             10.50                      10.02                  3%

Deposit Insurance Assessments. The deposits of First Security Bank are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of First Security Bank are subject to the deposit insurance assessments of the Bank Insurance Fund (“BIF”) of the FDIC. However, a portion of First Security Bank’s deposits, relating to a savings association acquisition, are subject to assessments imposed by the Savings Association Insurance Fund (“SAIF”) of the FDIC. The FDIC equalized the assessment rates for BIF-insured and SAIF-insured deposits effective January 1, 1997. The assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution’s capital position and other supervisory factors. Legislation was enacted in 1996 requiring both SAIF-insured and BIF-insured deposits to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation (“FICO”). The FDIC is currently assessing, effective for the first quarter of 2003, BIF- and SAIF-insured deposits totaling an additional 1.68 basis points per $100 of deposits.

Competition

The banking business is a highly competitive business. Security Capital Corporation’s market area consists principally of Panola, Quitman, Desoto and Tunica Counties in Mississippi. Security Capital Corporation competes with other financial institutions, as well as insurance companies and various other entities, for deposits and in providing financial services in these counties and the surrounding counties. Security Capital Corporation, as provided by the FDIC Market Share Report of June 30, 2002 (the latest Market Share Report), held 52.33% of the deposit market in Panola County. In Quitman County - an area with no growth and poor economy in the best of years - this same report reflects Security Capital Corporation holding 18.30 % of the deposit market. The majority of the deposit market is being held by the financial institution owned by one of the longstanding wealthy families in the area. In Desoto County, an area filled with large regional banks and national banks, Security Capital Corporation occupies a growing share of 1.91% of the deposit market as of June 30, 2002. Management measures the success of the locations in this area, not only by the growth of the deposits, but by its ability to continue to be competitive and to grow in the loan production area. In Tunica County, Security Capital Corporation has the largest deposit base of 35.23% with two other financial institutions rounding out the total percentage.

Risk Factors

Because of the Lack of an Established Trading Market and Restrictions on Transfer, Shareholders May Not be Able to Quickly and Easily Sell Their Common Stock.

There has been no established or liquid market for the Common Stock. Because of the substantial restrictions on transfer of the Common Stock, Security Capital Corporation does not anticipate that a reliable or liquid secondary trading market for the Common Stock will exist or develop in the foreseeable future.

Changes in Local Economic Conditions Could Reduce Our Income and Growth, and Could Lead to Higher Levels of Problem Loans and Charge-Offs.

Security Capital Corporation makes loans, and most of its assets are located in Panola, Quitman, Desoto, and Tunica Counties in Mississippi. Adverse changes in economic conditions in these areas could hurt Security Capital Corporation’s ability to collect loans, could reduce the demand for loans, and could negatively impact performance and financial condition.

Security Capital Corporation’s Profitability Depends on Economic Policies and Factors Beyond OurControl.

Security Capital Corporation’s earnings depend to a great extent on “rate differentials,” which are the differences between interest income that Security Capital Corporation earns on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond Security Capital Corporation’s control, including general economic conditions and the policies of various government and regulatory authorities. Changes in interest rate policy by the Board of Governors of the Federal Reserve System affect Security Capital Corporation’s interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. A rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of Security Capital Corporation. The nature, timing and effect of any future changes in federal monetary and fiscal policies on Security Capital Corporation and its results of operations are not predictable.

There is No Assurance That Security Capital Corporation Will be Able to Successfully Compete with Others for Business.

The banking business is highly competitive, and the profitability of Security Capital Corporation depends principally upon its ability to compete in the market areas where its banking operations are located. Security Capital Corporation competes with other commercial banks, savings banks, savings and loan associations, credit unions, mortgage companies, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than Security Capital Corporation. Many of these competitors have greater financial and other resources than Security Capital Corporation, and certain larger competitors are recent entrants into Security Capital Corporation’s markets.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS

Recently Issued Accounting Standards

In September 2001, the FASB issued SFAS, No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS NO. 125's provisions without reconsideration. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. The adoption of this statement did not have a material effect on Security Capital Corporation’s financial position or results of operations.

During 2001, the FASB issued SFAS No. 141 “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires that all business combinations entered into after June 30, 2001, be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill, that result from business combinations be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS NO. 141 is not amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 was discontinued effective January 1, 2002 for Security Capital Corporation. Both SFAS 141 and SFAS 142 were adopted by Security Capital Corporation. The adoption of this statement had a positive effect on Security Capital Corporation’s financial position in 2002, because no impairment loss was found in the annual evaluation and because the amortization of the goodwill was discontinued. For future years, the adoption of the statements is not expected to have a material impact on Security Capital Corporation’s financial statements.

The FASB, also, issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires estimated future asset retirement costs to be recognized as a liability, recorded at their fair value and capitalized as a part of the asset and depreciated. Under the new pronouncement, the resulting retirement obligation liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate. The pronouncement is effective for years beginning after June 15, 2002 although early application is permitted. Security Capital Corporation adopted the provisions of SFAS No. 143 effective January 1, 2003. The adoption of this pronouncement is not expected to have a material effect on Security Capital Corporation’s financial statements.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was also issued by the FASB during 2001 and is effective for years beginning after December 31, 2001. The new pronouncement sets forth requirements for testing and accounting for impairment or disposal of assets to be held and used, assets to be disposed of other than by sale, and assets to be sold. The adoption of SFAS NO. 144 did not have a material effect on Security Capital Corporation’s financial statements.

In October 2002, FASB issued Standard No. 147, "Acquisitions of Certain Financial Institutions." The standard clarifies the requirements of Standards No. 141 and No. 142 as they relate to business combinations between financial institutions and intangible assets. The standard is effective for transactions on or after October 1, 2002. Security Capital Corporation's adoption of the standard did not have a material impact on Security Capital Corporation's financial statements.

Application of Critical Accounting Policies

Release 33-8098 requires Security Capital Corporation to disclose any accounting estimates based on highly uncertain data and any material impact from adopting an accounting statement or policy.

The primary area in which there is uncertainty is the potential losses in the loan portfolio. See “Allowance and Provision for Loan Losses.” There has been no material impact from adopting an accounting statement as elaborated in the section on Recently Issued Accounting Standards.

Five Year Financial Summary

The following table sets forth certain financial information for Security Capital Corporation on a consolidated historical basis. Such information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and notes appearing elsewhere in this Registration Statement.

                                                           As of and for the Years Ended December 31,
                                             2002               2001             2000            1999             1998
                                                  (in thousands except per share data and Other Financial Data)
Income Statement Data:
Interest Income                             16,847             19,834          20,487           16,477           14,106
Interest Expense                             4,760              7,744           8,966            6,419            5,553
Net Interest Income                         12,087             12,090          11,521           10,058            8,553
Provision for Loan Losses                     -672               -701            -326             -271             -262
Net Interest Income After
Provision                                   11,415             11,389          11,195            9,787            8,291
Noninterest Income                           5,155              4,591           2,885            2,836            2,442
Noninterest Expenses                        10,092              9,555           8,779            7,346            5,762
Income Before Income Taxes                   6,478              6,425           5,301            5,277            4,971
Income Tax Expense                          -1,666             -1,814          -1,079           -1,507           -1,293
Net Income                                   4,812              4,611           4,222            3,770            3,678

Per Share Data:
Net Income*                                   2.14               2.05            1.87             1.67             1.62
Cash Dividends*                               0.90               0.81            0.72             0.65             0.58
Book Value*                                  16.84              15.31           13.73            12.15            11.79

Other Ratios:
Return on Average Assets                      1.54               1.64            1.50             1.57             1.92
Return on Equity                             12.71              15.04           14.96            14.40            15.38
Loans to Deposits                            69.28              71.04           76.57            60.34            62.77
Loans to Total Assets                        58.31              59.99           62.24            53.19            52.94
Equity Capital to Total Assets               11.99              12.01           10.78                           12.97
Average Equity to Average                    10.70              11.97           10.71            11.34            13.55
Dividend Payout Ratio                        42.06              39.51           38.83            38.69            35.37

Other Financial Data:
Cash Dividends Declared                  2,022,867          1,819,753       1,632,254        1,464,944          130,730
Weighted Average                         2,247,894          2,248,123       2,252,334        2,261,201        2,266,772
Outstanding Common Shares

*The per share information is based upon the retroactive effect of the stock dividends for the period.

         The per share data being reflected was derived using the weighted average number of outstanding shares at
December 31, 2002 as the denominator. (The weighted average number of outstanding shares at December 31, 2002 was 2,247,941.)  For example, the cash dividends per share was determined by dividing the amount of dividends paid by 2,247,941.

                                                          As of the Years Ended December 31,
                                          2002            2001            2000            1999            1998
                                                         (in thousands except per share data)
Balance Sheet Data:
Total Assets                             315,596         278,512         284,579         276,617         202,672
Earning Assets                           276,677         244,345         250,369         243,224         184,196
Investment Securities AFS                 75,617          62,773          68,768          72,757          55,416
Investment Securities HTM                      0               0               0          11,818          13,756
Loans - Net                              184,060         167,079         177,115         147,119         107,297
Allowance for Loan Losses                  3,455           3,039           2,920           2,716           1,676
Total Deposits                           265,597         235,192         231,302         243,821         170,936
Savings Deposits                          19,747          17,552          16,714          17,242          12,987
Time Deposits                            121,093         112,032         105,051         102,957          83,480
Long Term Borrowings                       5,113           3,678           2,423           2,504           2,579
Shareholders' Equity                      37,857          34,429          30,920          27,480          26,715

Average Balances
Total Assets                             299,681         285,069         277,809         241,755         192,876
Earning Assets                           268,347         256,895         250,067         216,693         176,973
Securities                                66,418          66,403          76,603          78,972          64,158
Loans - Net                              176,026         175,016         164,729         123,855          99,966
Allowance for Loan Losses                  3,232           3,006           2,807           2,167           1,694
Savings Deposits                          18,127          16,097          16,560          14,848          12,544
Time Deposits                            110,189         114,704         103,388          95,429          83,063
Long-Term Borrowings                       4,852           3,539           2,460           2,539           2,612
Shareholder's Equity                      32,052          34,134          29,741          27,414          26,144

Other Data:
Number of Employees                          146             140             130             124              96

Management's Discussion and Analysis of Financial Condition and Results of Operations For the Years Ended December 31, 2002, 2001 and 2000

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of Security Capital Corporation’s balance sheets and statements of income. This section should be read in conjunction with Security Capital Corporation’s Consolidated Financial Statements and accompanying Notes and other detailed information appearing elsewhere in this Registration Statement.

This discussion includes various forward-looking statements with respect to credit quality (including delinquency trends and the allowance for loan losses), corporate objectives and other financial and business matters. When used in this discussion the words “anticipate,” “project,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements. Security Capital Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from forward-looking statements.

In addition to factors disclosed by Security Capital Corporation elsewhere in this Registration Statement, the following factors, among others, could cause actual results to differ materially from such forward-looking statements: exposure to local economic conditions, interest rate risk, credit quality, risks inherent in consumer and commercial lending, competition, and the extent and timing of legislative and regulatory actions and reforms.

Results of Operations

Overview

Security Capital Corporation earned $4,812,292 or $2.14 per share for 2002, $4,611,110 or $2.05 per share for 2001 and $4,222,197, or $1.88 per share for 2000 representing an increase of $590,095 or $.26 per share for the period from year 2000 through year 2002. These changes are due primarily to an increase in service charges on deposits and a decline in interest rates on deposits, offset by increases in salaries and employee benefits.

Net Interest Income

Net interest income is the most significant component of Security Capital Corporation’s earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities, and interest paid on deposits and other borrowed funds. The net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities and interest rates. Although there are a certain number of these factors which can be controlled by management policies and actions, there are certain other factors, such as the general level of credit demand, the Federal Reserve Board monetary policy, and changes in tax law that are beyond the control of management.

The increase in net interest income in 2002 and 2001 as compared to 2000 is due primarily to the decrease in interest expense, which resulted primarily from a decline in interest rates.

The following table sets forth the major components of interest earning assets and interest-bearing liabilities for three consecutive years ending December 21, 2002.

Table 1 - Average Balances; Interest Earned and Interest Yields

                                                                      Years ended December 31,
                                                2002                            2001                            2000
                                    Average              Average    Average              Average    Average              Average
                                    Balance    Interest   Yields    Balance    Interest   Yields    Balance   Interest    Yields
Assets:
-------
Interest-Earning Assets:
------------------------
Securities                           66,418      3,210      4.84     66,403      3,506      5.28     76,603      4,078      5.32
Book Value to Market Value            3,103                           1,385                          -1,208
Total Securities                     69,521      3,210      4.62     67,788      3,506      5.18     75,395      4,078      5.41

Loans (1)
Commercial/Agricultural             124,778      8,237      6.60    132,767     11,380      8.57    147,141     13,776      9.36
Consumer/Installment                 49,462      4,348      8.79     37,563      3,649      9.71     10,591      1,070     10.10
Mortgage                              2,119        187      8.82      4,285        375      8.75      6,141        534      8.70
Other Personal Loans                  2,529        229      9.05      2,751        251      9.12      2,848        293     10.29
Total Loans                         178,888     13,001      7.27    177,366     15,655      8.83    166,721     15,673      9.40

Other Investments
CDs with Other Banks                  2,742        167      6.09      6,851        238      3.47      5,594        343      6.13
Federal Funds Sold                    5,908         98      1.66      4,755        163      3.43      2,357        164      6.96
FHLB Account/Bank
Accounts                             11,288        175      1.55        135          4      2.96          0          0      0.00
Total Other                          19,938        440      2.21     11,741        405      3.45      7,951        507      6.38

Total Earning Assets                268,347     16,651      6.21    256,895     19,562      7.61    250,067     20,258      8.10

Noninterest Earning Assets:
---------------------------

Allowance for Loan Losses            -3,232                          -3,006                          -2,807
Fixed Assets                         11,073                           9,307                           5,444
Other Assets                         12,073                          12,586                          15,688
Cash and Due Froms                   11,050                           8,886                           8,900
Overdrafts/ODP                          370                             401                             517

Total Noninterest Earning
Assets                               31,334                          28,174                          27,742

Total Assets                        299,681                         285,069                         277,809

                                                                      Years ended December 31,
                                                2002                            2001                            2000
                                    Average              Average    Average              Average    Average              Average
                                    Balance    Interest   Yields    Balance    Interest   Yields    Balance   Interest    Yields
Deposits:
---------
Interest-Bearing DDA                 79,950      1,072      1.34     70,591      1,559      2.21     73,049      2,230      3.05
Savings Deposits                     18,127        289      1.59     16,097        324      2.01     16,560        336      2.03
Time Deposits                       110,189      2,939      2.67    114,704      5,431      4.73    103,388      5,702      5.52

Total Interest-Bearing
Deposits                            208,266      4,3002             201,392      7,314      3.63    192,997      8,268      4.28

Borrowed Funds
--------------
Short-Term Borrowings                   625         10      1.60        931         44      4.73      3,511        227      6.47
FHLB Advances-
Short/Long-Term                       9,809        459      4.68      7,222        396      5.48      7,481        500      6.68

Total Borrowed Funds                 10,434        469      4.49      8,153        440      5.40     10,992        727      6.61

Total Interest-Bearing
Liabilities                         218,700      4,769      2.18    209,545      7,754      3.70    203,989      8,995      4.41

Non-Interest-Bearing
--------------------
Liabilities
-----------
Non-Interest-Bearing
Deposits                             41,765                          38,917                          42,526
Other Liabilities                     3,475                           3,224                           2,703

Shareholders' Equity                 35,741                          33,383                          28,591

Total Liabilities &
Stockholders' Equity              299,681                           285,069                         277,809

Net Interest Income &
Interest Rate Spread                            11,882      4.02                11,808      3.91                11,263      3.69

Net Interest Margin                                         4.43                            4.60                            4.50

(1)      Non-accrual loans, if applicable for the years presented, are included in average loan balances.

         The following table sets forth net interest earning assets and liabilities for 2002, 2001 and 2000.

Table 2 - Net Interest Earning Assets

                            2002                  2001                  2000
Average Interest
Earning Assets             268,347               256,895              250,067

Average Interest
Bearing Liabilities        218,700               209,545              203,989

Net                         49,647                47,350               46,078

         Table 2A - Volume/Rate Analysis depicts the dollar effect of volume and rate changes from 2000 to 2002.
Variances which were not specifically attributable to volume or rate were allocated proportionately between rate and volume using the absolute values of each for a basis for the allocation.  Non-accruing loans were included in the average loan balances used in determining the yields.

                                      Table 2A - Volume/Rate Analysis

                                      2002 Change from 2001              2001 Change from 2000
                                Volume      Rate           Total      Volume      Rate          Total

INTEREST INCOME:

Loans                               111    -2765           -2654         936      -954             -18

Investment Securities                81     -377            -296        -397      -175            -572

Other                               181     -146              35         131      -233            -102

Total Interest Income               373    -3288           -2915         670     -1362            -692

INTEREST EXPENSE:

Interest Bearing
Demand Deposit
Accounts                            125     -612            -487         -54      -617            -671

Savings Deposits                     33      -68             -35          -9        -3             -12

Time Deposits                      -121    -2371           -2492         539      -810            -271

Borrowed Funds                      103      -74              29        -154      -133            -287

Total Interest Expense              140    -3125           -2985         322     -1563           -1241

NET INTEREST                        233     -163              70         348       201             549
INCOME

Non-Interest Income and Non-Interest Expense

Non-interest expense increased by 8.84% from 2000 to 2001 and increased by 5.62 % from 2001 to 2002, primarily because of increases in salaries and employee benefits. Non-interest income increased by $564 thousand from 2001 to 2002 due primarily to an increase in other operating income of $267 thousand which includes but is not limited to a profit on disposal of a building and income from investing in Bank Own Life Insurance (BOLI).

Non-interest expense increased by 9.54% from 2000 to 2001 and increased by 4.54% from 2001 to 2002, primarily because of increases in salaries and employee benefits. This increase reflects Security Capital Corporation's move into new market areas, namely Tunica, Robinsonville and Hernando, that required banking facilities as well as employees to perform the operational procedures. Also, Security Capital Corporation provided its Olive Branch location and Hernando location with a new state of the art building to address the needs of its staff and the increase in business as well as to present an attractive banking establishment for its customers. Of course with the establishment of a new facility, other costs are involved such as utility expense, the purchase of new equipment and the increase in the maintenance costs of the equipment. In addition to the increase in employees, salaries and employee benefits normally increase in a range from 3% to 7% depending the profits and the attainment of performance goals.

The following table provides details on non-interest income and expense for the Years ended December 31, 1998 through 2002.

Table 3 - Non-Interest Income and Expense
                                                               For the Year Ended December 31,
                                                                 2002        2001        2000
Non-Interest Income:
Trust Department Income                                           734         652         643
Service Charges: Deposits                                       3,671       3,456       2,155
Other Operating Income                                            750         483          15
Total Non-Interest Income                                       5,155       4,591       2,855

Non-Interest Expense:
Salaries & Employee Benefits                                    6,145       5,598       5,015
Occupancy Expense                                               1,277       1,143       1,114
Other Operating Expense                                         2,670       2,814       2,650
Total Non-Interest Expense                                     10,092       9,555       8,779

Income Taxes

Security Capital Corporation records a provision for income taxes currently payable, along with a provision for those taxes in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. Security Capital Corporation benefits in its computation of income taxes due from having tax-exempt securities and loans.

Financial Condition

Loans

The loan portfolio constitutes the major earning asset of Security Capital Corporation and in the opinion of management offers the best alternative for maximizing interest spread above the cost of funds. The continuing loan growth is primarily due to Security Capital Corporation’s move to a market area that is experiencing rapid growth in the building of residential and commercial structures. Real Estate Loans and Commercial Loans comprise the largest segment of the loan portfolio. Commercial loans which bear a higher degree of risk comprise 10.50% of the loan portfolio at December 31, 2002. Agricultural loans, another type of loan that carries a higher degree of risk are only 3.22% of the loan portfolio at December 31, 2002.

Authorization of Loans

The Board of Directors of the Corporation has approved guidelines and policies specific for each type loan. These guidelines are followed under the direction of the President and the Senior Loan Officer. All loans made above $25,000 will be presented by the officer originating the loan to a committee of loan officers for a review of the maker(s), the repayment ability, source of repayment, type and sufficiency of collateral and length of repayment. The loans reviewed will be compiled into a report certifying that the loans have been made in accordance with the Board approved policies and principles. This periodic report is submitted to the Directors Loan Committee for review and then ratified at the next scheduled meeting. ____ Each loan officer has an individual lending limit (not to exceed the legal limit of $250,000) which is awarded based on his or her lending experience and length of service. Any loan in excess of the loan officer’s limit must be approved prior to consummation by the Senior Loan Officer or the President or the Board of Directors or by a combined lending authority with another loan officer. All loans or lines of credit over $250,000 must be pre-approved by the Directors Loan Committee.

Collateral and Documentation Requirements

All loans must have an ample margin of safety between the loan advance and the current fair value of the collateral. The benchmark, under normal circumstances, is loan advances for all types of loans should not to exceed 80% of the current fair value of the collateral. However, decisions of judgement are needed in special circumstances and this percentage may be reduced by the abnormality/unusual nature of the collateral. Documentation of the collateral is properly collected before the loan transaction is completed and will meet the requirements (to name a few) of the Mississippi Uniform Commercial Code, the Loan Policy, and all pertinent regulations. In an effort to secure and to protect the liens of the First Security Bank, a staff provides loan management with periodic reports highlighting loan accounts requiring additional documentation. In addition, the compliance and loan review officer along with the internal audit staff monitor the procedures on an ongoing basis with reports for management of any deficiencies.

Characteristics, Criteria and Risks of Types

The composition of the loan portfolio consists chiefly of real estate, agricultural, consumer and commercial loans. Real estate loans, in addition to the general collateral and documentation requirements, require the performance of an appraisal or evaluation before the credit decision is made. An appraisal is required for all new real estate loans where the loan amount is $250,000 or greater. All appraisals must be prepared by a certified appraiser. However, on 1-4 family residential real estate loans less than $1,000,000, the appraisal may be prepared by a licensed appraiser. For small loans (less than $250,000), the appraisals may be performed by a certified or licenced in-house appraiser. Real estate loans are normally considered a low risk due to the required strength in collateral. Agricultural loans mandate an extensive review of the customer’s farming tract record, financial statements, cash flow statements, projected income and collateral. ___ The depth of these reviews should determine the honesty, integrity, the debt status, the repayment ability and the collateral strength of the farmer. To combat this high risk area, the bank’s policy is for production loans to be completely secured with tangible assets and not to exceed 60% of the projected cash repayment ability. Consumer loans is another area of high risk due to the type and location of the collateral and the volatility of the economy which may affect the payback ability of the customer. The consumer loans normally require the pledging of collateral. However, up to $10,000 may be extended without the pledging of the collateral but must be based on the creditworthiness of the loan applicant. Credit card loans (a very high risk area) - in the consumer group - require a financial statement submitted in order for a credit limit of $5,000 and over to be granted. Commercial loans require a review of the purpose and the assessment of the future benefit of the operation, the financial statements, and the collateral on the onset to determine the strength of the potential loan asset. The degree of risks associated with the commercial lending is dependent on the completeness of the initial loan evaluation process.

Concentration of Credit

The bank monitors its loans in a manner that the loan portfolio will not represent an excessive risk due to concentrations of credit from a large volume of economically related assets advanced to one individual, related groups of borrowers or industry. Loans to one individual or corporation shall not exceed the limits set by state law. To keep abreast of the loan concentrations, a tracking of individual borrowers, related groups of borrowers and industry groups as well as geographical locations is compiled in a quarterly report that is presented to the Directors Loan Committee.

The following table reflects outstanding balances by loan types for the past five years.

Table 4 - Loans by Type

                                                                December 31,
                                                2002       2001      2000       1999      1998

Commercial, Financial & Agricultural           38,229     34,459    43,539     43,068     24,607
Real Estate - Construction &
Development                                    27,165     21,183    21,792     15,079      6,679
Real Estate - Mortgage                         96,737     88,074    82,927     62,699     54,523
Installment Loans to Individuals               22,602     23,893    28,192     25,834     20,228
Other                                           2,782      2,509     3,585      3,155      2,936

Total Loans                                   187,515    170,118   180,035    149,835    108,973

         The following table reflects the maturity schedule or repricing frequency of all loans that will reprice or mature within one year.

Table 5 - Loan Liquidity

                                                                                 12/31
                                                                           2002          2001
Loans That Will Reprice or Will Mature:

Within 1 Year                                                             103,781       102,813

Over 1 Year & Less Than 5 Years                                            74,969        59,714

Over 5 Years                                                                8,765         7,591

                                                                          187,515       170,118

Loans Having Variable Rates That Will Mature:
Within 1 Year                                                              74,755        35,064

After 1 Year                                                                    0        25,119

Loans That Will Mature Having Predetermined Rates                               0             0

Allowance and Provision for Loan Losses

The provision for loan losses represent charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed by management to be sufficient to absorb losses inherent in the credit portfolio. Factors considered in establishing an appropriate allowance include: a careful assessment of the financial condition of the borrower; a realistic determination for the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; a comprehensive analysis of the levels and trends of loan categories; and review of delinquent and classified loans.

Security Capital Corporation maintains a comprehensive loan review program to evaluate loan administration, credit quality, and loan documentation. This program includes a regular review of problem loans, delinquencies, and charge-offs. The adequacy of the allowance for loan losses is evaluated on a quarterly basis. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions, and historical loss experience. Any one of the following conditions may necessitate a review of a specific loan: a question of whether the customer’s cash flow or net worth may not be sufficient to repay the loan; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; serious delinquency; or other reasons where either the ultimate collectibility of the loan is in question or the loan has other special or unusual characteristics which require special monitoring.

Activity in the allowance for loan losses is reflected in Table 6 - Analysis of Allowance for Loan Losses. The recorded values of loans and leases actually removed from the consolidated balance sheets are referred to as charge-offs and, after netting out recoveries on previously charged-off assets, become net charge-offs. Security Capital Corporation’s policy is to charge-off loans, when, in management’s opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize recovery.

                                                  Security Capital Corporation
                                              Table 6 - Allowance for Loan Losses

                                                         2002         2001         2000         1999         1998

Balance at  Beginning of Year                            2,959        2,839        2,636        1,676        1,602
-----------------------------

Loans Charged-Off
-----------------
Commercial, Financial & Agricultural                        75           58          252          174          236
Real Estate - Construction & Development                     0
Real Estate - Mortgage                                      75          121
Installment Loans to Individuals                           584          666          116          166          120
Other                                                        4           20           16            5            7
Total Charge-Offs                                          738          865          384          345          363

Charge-Off Recovered
--------------------
Commercial, Financial & Agricultural                         8           18           69          122          117
Real Estate - Construction & Development                     6            2
Real Estate - Mortgage                                      39            6            6
Installment Loans to Individuals                           423          254          185           99           58
Other                                                        6            4            1            1
Total Recoveries                                           482          284          261          222          175

Net Charge-Offs                                            256          581          123          123          188

Current Year Provision                                     672          701          326          191          262
Adjustment (1)                                              80                                    892

Balance at EOY                                           3,455        2,959        2,839        2,636        1,676

Loans at EOY                                           184,060      170,004      179,905      149,435      108,706

Ratio: Allowance to Loans                                1.88%        1.74%        1.58%        1.76%        1.54%

Average Loans                                          178,888      175,016      164,729      123,855       99,966

Ratio:Allow. To Avg Loans                                1.93%        1.69%        1.72%        2.13%        1.68%

Ratio:  Net Charge Offs to Average Loans                 0.14%        0.33%        0.07%        0.10%        0.19%

                                    Composition of Loan Portfolio by Type at End of Year

                                                         2002         2001         2000         1999         1998
Commercial & Other                                      19,691       18,484       26,464       25,987       15,472
Real Estate                                            136,404      117,543      111,979       83,804       64,160

                                                   Security Capital Corporation
                                                Table 6 - Allowance for Loan Losses

Agricultural                                             6,036        8,265       10,952       11,903        6,566
Consumer                                                23,556       24,849       29,378       26,616       20,939
Other                                                    1,828          863        1,132        1,125        1,569
                                                       187,515      170,004      179,905      149,435      108,706

Nonperforming assets and relative percentages to loan balances are presented in Table 7 - Nonperforming Assets. The level of nonperforming loans and leases is an important element in assessing asset quality and the relevant risk in the credit portfolio. Nonperforming loans include non-accrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as non-accrual when management believes that collection of interest is doubtful, typically when payments are past due over 90 days, unless well secured and in the process of collection. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by Security Capital Corporation through loan defaults by customers.

Table 7 - Nonperforming Assets

                                                           December 31,
                                          2002      2001       2000      1999       1998
Loans:
Non-accrual                                590       495        306       238          0
90 Days+ Past-Due                          307       333        162       447         35

Total Nonperforming Loans                  897       828        468       685         35
As % of Total Loans                      0.48%     0.49%      0.26%     0.46%      0.03%

Other Real Estate                          234       228        214         5          5
As % of Total Loans                      0.12%     0.13%      0.12%     0.00%      0.00%

Loan Loss Reserve                        3,455     3,039      2,920     2,716      1,676

Loan Charge-Offs                           738       866        384       345        363

Total Loans includes Reserve           187,515   170,118    180,034   149,790    108,960

The consolidated reserve for loan losses reflected in Table 7 are the balances remaining after the charge offs for the year.

The loan portfolio contained an aggregate of $590 thousand in non-accrual loans and an aggregate of $307 thousand of 90 days past due and over as of December 31, 2002. ___ If the non-accrual loans had been performing loans during the 2002 period, interest income would have shown an addition of $44 thousand. The 90 days and over past due loans are not subject to a non-accrual status and interest is accrued and recognized daily as income. The interest income recognized in 2002 for the loans classified as 90 days and over past due at December 31, 2002 totaled $26 thousand.

Potential Problem Loans

As of December 31, 2002, three commercial credit lines (not included in the non-accrual and the 90 day and over totals) totaling $490 thousand have been identified by loan management as being doubtful as to the ability of the borrowers to comply with the present loan repayment terms. ___ Analysis of possible workout plans anticipate a possible deficiency ranging from $90 thousand to $191 thousand. The actual deficiency depends on the market for the equipment and real estate at the time of disposal.

Management believes loans classified for regulatory purposes as loss, doubtful, or substandard that are not included in nonperforming or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources. The most recent safety and soundness exam conducted by the FDIC as of December 31, 2001identified $3,130,000 as Substandard loans and $99,000 as Loss loans. These loans have been watched by management.

In addition to loans classified for regulatory purposes, management, also, designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management’s watch list as a result of delinquent status, concern about the borrower’s financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management’s desire to monitor more closely a borrower’s financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, management may have a significant degree of concern about the borrowers’ ability to continue to perform according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch category loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

All watch list loans are subject to additional scrutiny and monitoring. Security Capital Corporation’s policies require loan officers to identify borrowers that should be monitored in this fashion and believe this process ultimately results in the identification of problem loans in a more timely fashion. At December 31, 2002, Security Capital Corporation in its Loan Loss Reserve Analysis classified $6,612,899 with a coding of Watch, $1,371,951 with a rating of Substandard, and $11,686 with a rating of Doubtful.

All other real estate is carried by Security Capital Corporation at the lower of cost or market value less costs to dispose. Any normal expense of holding the other real estate is expensed as occurred. Any expenses from the other real estate that is substantial or that extends the life of the asset is capitalized.

An analysis of the loan portfolio and the loan loss reserve or allowance is conducted on a quarterly basis by the senior loan administrator and approved by the Board of Directors to insure that the bank is well protected against any potential and/or unexpected loan losses. The loan loss reserve is composed of 15% of the loans graded substandard, 50% of the loans graded doubtful, 1% of the remainder of the loans (after the segregation of dealer and governmental guaranteed loans, the substandard loans and the doubtful loans) and a supplemental reserve. ___ The supplemental reserve is an extra measure to reach the protection level that the bank management considers prudent due to the condition of the economy. The supplemental reserve addresses other areas in which potential or abnormal risks may exist. The supplemental reserve is comprised as follows: bankruptcy loans - 19%; credit card loans - 4%; agricultural loans - 3%; consumer loans without real estate - 1%; and “watch” loans - 4%. The percentages allocated for the supplemental reserve are subject to change based on the analysis and grading of the loan portfolio.

To arrive at the proper grades for the calculation mentioned in the above paragraph requires the review of each loan officer of each loan in his or her loan portfolio on a quarterly basis. The review process will include consideration of the payment history of the customer, bankruptcy status, and stimuli in the economy or in the area that may affect the future cash flow of the customer. The loan officer and/or the senior loan administrator will grade the loan as exceptional, satisfactory, watch, substandard or doubtful. This quarterly review and grading process is on an ongoing basis to identify the loans that are non-performing as well as loans that no longer require an allocation over the 1%. The required reserve will fluctuate from quarter to quarter due to the loan portfolio being monitored for performance.

The composition of the allowance or reserve for loan losses is based on the risk elements in the loan portfolio. Loans with the highest risk are graded doubtful. These would be loans that have been restructured due to poor payment performance, insufficient collateral to support the loan balance, non-accrual loans and loans that have been modified due to a change in the financial condition of the borrower to such an extent that a loss would most normally be expected. Loans with the second highest risk are graded substandard. These loans normally portray extremely weak credit with a potential for either partial or total loss which must be recognized. With these loans, legal action is anticipated with the debt not being retired through liquidation of the collateral. The next risk level is the loans that are considered to be on the “watch” list. These loan customers display inadequate financial strength or credit to provide loan management with the assurance that they will meet the scheduled repayment plan. Loan customers who have filed bankruptcy present a high risk due to likelihood of the payment plan not be re-affirmed. Due to the type of collateral or lack of collateral, consumer loans without real estate are considered another area of risk requiring more reserves. Agricultural loans, by the nature of the purpose and the unforeseen elements in the farming process, completes the loans identified as having more than the normal risks.

Securities

Securities are identified as either Available for Sale or Held to Maturity. ___ Securities held to maturity are those securities which Security Capital Corporation has both the intent and the ability to hold to maturity and are reported at the amortized cost. Securities available for sale are those securities which Security Capital Corporation may decide to sell if needed for liquidity, asset/liability management or other reasons. Securities that are available for sale are reported at market value with the unrealized gains or losses included as a separate component of equity, net of tax.

Table 8 - Securities

                                                               December 31,
                                              2002      2001       2000       1999      1998
Securities Available for Sale
U. S. Treasuries                               713      1,007     1,506      4,504    20,410
U. S. Agencies                              14,924      1,032     4,017     16,916     3,670
Mortgage Backed                             17,260     14,045    14,664     19,028    13,958
State, Municipals & Other                   41,982     45,972    47,899     31,677    16,797
Equities                                       738        717       682        632       581
Total Securities Available for Sale         75,617     62,773    68,768     72,757    55,416

Securities Held to Maturity
U. S. Treasuries                                 0          0         0          0         0
U. S. Agencies                                   0          0         0          0         0
Mortgage Backed                                  0          0         0          0         0
State, Municipals & Other                        0          0         0     11,818    13,756

Total Securities HTM                             0          0         0     11,818    13,756

Total Securities                            75,617     62,773    68,768     84,575    69,172

         The security portfolio is composed of U. S. Treasury securities, U. S. Agency securities, State and
Municipal securities - both tax-exempt and taxable, equities, and mortgage-backed securities.

                                                        Table 9 - Securities

                                                Securities Maturity & Repricing Schedule

                                                                         After
                                              Weigh    1 Yr    Weigh    5 Years    Weigh      Over   Weigh
                                     1 Yr      Avg     to 5     Avg      to 10      Avg      Over     Avg
                        Equities    & Less    Yield    Yrs     Yield      Yrs      Yield    10 Yrs   Yield    Total

December 31, 2002          738      17,796    4.641   47,377   4.713     9,584     5.315       122   4.835    75,617
December 31, 2001          717       6,864    5.253   26,311   5.225     7,300     5.255    21,581   4.733    62,773
December 31, 2000          682       8,725    5.571   31,174   4.800    10,588     5.052    17,599   6.000    68,768
December 31, 1999          632      27,478    5.735   33,642   5.081    21,970     5.321       853   5.831    84,575
December 31, 1998          581      23,590    6.960   28,215   5.558    13,699     4.783     3,087   6.076    69,172

Table 10 - Securities Weighted Maturity and Tax Equivalent Yield by Classification

                                                        December 31, 2002
                                                                              Weighted
                                               Weighted                   Tax-Equivalent
                                               Maturity                        Yield
U. S. Treasuries                                1.08 Yrs                        2.89%
U. S. Agencies                                 14.41 Yrs                        4.30%
Mortgage Backed                                20.79 Yrs                        5.13%
Taxable Municipals                              3.62 Yrs                        6.21%
Tax-Exempt Municipals                           5.23 Yrs                        6.85%

Total Securities Portfolio                     10.35 Yrs                        5.89%

The securities portfolio carries varying degrees of risk. Investments in U. S. Treasury and U. S. Agency securities have little or no credit risk. Mortgage-backed securities are substantially issues of federal agencies. Obligations of states and political subdivisions are the areas of highest potential credit exposure in the portfolio. This risk is minimized through the purchase of high quality investments. When purchased, obligations of states and political subdivisions and corporate bonds must have a credit rating by Moody’s or Standard and Poor’s of “A” or better. The risk of non-rated municipal bonds is minimized by limiting the amounts invested in local issues. Management believes the non-rated securities are of high equality. No securities of an individual issuer exceeded 10% of Security Capital Corporation’s shareholders’ equity as of December 31, 2002. Security Capital Corporation does not use off-balance sheet derivative financial instruments as defined in Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.”

Even though the earning assets have increased over the past years, the security portfolio balances have not. As securities have matured, the proceeds have been used to fund the increase in the loan portfolio.

Deposits

Security Capital Corporation offers a wide variety of deposit services to individual and commercial customers, such as non-interest-bearing and interest-bearing checking accounts, savings accounts, money market deposit accounts, and time deposit. The deposit base provides the major funding source for earning assets. Total average deposits have shown steady growth over the past few years. ___ Time deposits continue to be the largest single source of Security Capital Corporation’s deposit base.

A five year schedule of average balances of deposits by type is presented in Table 11. Also, the maturities of time deposits greater than $100,000 is presented in Table 12.

Table 11 - Deposit Information

                               2002                2001            2000               1999                  1998
                          Average     Avg     Average     Avg    Average     Avg  Average       Avg    Average     Avg
                          Balance    Rate     Balance    Rate    Balance    Rate  Balance      Rate    Balance    Rate
Noninterest- Bearing
   Demand                 41,765              38,917             42,526             36,386             28,396
Interest-bearing
   Demand                 79,950      1.34    70,591     2.39    73,049     3.14    55,779     2.52    33,911     2.40
   Savings                18,127      1.58    16,097     2.01    16,560     2.03    14,848     1.98    12,407     2.40
   Time Deposits         110,189      2.67   114,704     4.73   103,388     5.52    95,429     4.62    83,063     5.11
Total Deposits           250,031             240,309            235,523            202,442            157,777

                     Table 12 - Maturity Ranges of Time Deposits With Balances More Than $100,000

                                                  As of December 31, 2002

                  3 Months or Less                                                          25,746
                  Over 3 Months thru 6 Months                                               14,498
                  Over 6 Months thru 12 Months                                               6,283
                  Over 12 Months                                                             5,835
                                                                                       -----------
                                                                                            52,362

Security Capital Corporation in its normal course of business will acquire large certificates of deposit (time deposits), generally from public entities that exhibit a variety of maturities. These funds are acquired on a bid basis and are considered to be part of the deposit base of Security Capital Corporation.

Borrowings

Aside from the core deposit base and large denomination certificates of deposit mentioned above, the remaining funding sources include short-term and long-term borrowings. As of December 31, 2002, Security Capital Corporation’s short-term borrowings consisted of $316,000 of the Treasury Tax and Loan open-end note and $4,500,000 borrowed from the Federal Home Loan Bank. As of December 31, 2001, Security Capital Corporation’s short-term borrowings consisted only of the Treasury, Tax and Loan open-end note in the amount of $463,000 and $3,000,000 borrowed from the Federal Home Loan Bank. As of December 31, 2000, Security Capital Corporation had, in addition to $11,000 in short-term borrowings from the Federal Home Loan Bank and $1,214,000 in Treasury, Tax and Loan open-end note $5,000,000 in federal funds purchased from correspondent banks. Security Capital Corporation foresees short-term borrowings to be a continued source of liquidity and will continue to use these borrowings as a method to fund short-term needs. Security Capital Corporation at the end of 2002 had long-term debt in the amount of $5,113,342 to the Federal Home Loan Bank of which $3,500,000 would mature within three years and the remainder would mature over three years.

Liquidity and Rate Sensitivity

Liquidity management is the process by which Security Capital Corporation ensures that adequate liquid funds are available to meet financial commitments on a timely basis. These commitments including honoring withdrawals by depositors, funding credit obligations to borrowers, servicing long-term obligations, making shareholder dividend payments, paying operating expenses, funding capital expenditures and maintaining reserve requirements. Interest rate risk is the exposure to Corporation earnings and capital from changes in future interest rates. All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring the interest rate risk is the process that ranges from reducing the exposure of Security Capital Corporation’s interest margin regarding swings in interest rates to assuring that there are sufficient capital and liquidity to support future balance sheet growth.

The asset/liability committee is responsible for managing liquidity issues and interest rate risk, among other matters. Various interest rate movements are factored into a simulation model to assist the asset/liability committee in assessing interest rate risk. The committee analyzes the results of the simulation model to formulate strategies to effectively manage the interest rate risk that may exist.

The liquidity of Security Capital Corporation is dependent on the receipt of dividends from First Security Bank. Management expects that in the aggregate, First Security Bank will continue to have the ability to provide adequate funds to Security Capital Corporation.

The Interest Rate Risk Management System is comprised of six different steps. They are: Board Oversight; Senior Management Oversight; Risk Limits and Controls; Risk Identification and Measurement; Risk Monitoring and Reporting; and Independent Review. A strategic plan highlighting risk tolerance levels is established and monitored by the Board. Senior management implements the strategic plan of goals, objectives and risk limits. Risk limits are set for Earnings at Risk, Gap Analysis, Economic Value and Value at Risk. The status of liquidity and rate sensitivity is forecasted in a quarterly report, Asset/Liability Performance Analysis which is provided by an independent outside organization. The resulting analysis report notifies Security Capital Corporation of compliance with the limitations/goals established by Security Capital Corporation and regulatory agencies as well as projecting a flat rate scenario where rates do not change from the starting point of the analysis, the scenario of rates increasing by 200 and 300 basis points and the scenario of rates decreasing by 200 or 300 basis points.

The areas of interest rate risk which Security Capital Corporation is susceptible are Repricing Risk, Option Risk and Yield Curve/Basis Risk. Repricing Risk is the difference in the timing of the assets and the liabilities due to either maturities or repricing within a certain time frame. Option Risk is the interest rate related options embedded in the bank’s assets and liabilities which change the cash flow characteristics of the assets and liabilities. Yield Curve/Basis Risk are the changes in the relationship between different interest rates with the same maturity or interest rates across a maturity spectrum which create compression or expansion of net interest margins.

Gap Analysis is the analytical tools that places maturing and repricing assets and liabilities into time buckets to measure the short and long term pricing imbalances for a given period. The broad guidelines set by Security Capital Corporation for this measure are set in time frames of three months, six months, and twelve months with a +/- cumulative gap position limit of 30%. ____ Earnings at Risk (EAR), another analysis tool, is considered management’s best source of managing short-term interest rate risk (in a one-year time frame.) The EAR variance is the percentage change in net interest income over 12 months relative to the base case scenario (with rates being flat) for a +/_ instantaneous parallel movement. ___ The first limit or level is set at 10% of net interest income which will serve as a warning to management. The second level of 15% represents a risk earnings and is not acceptable to management. When this occurs, an explanation of the variance is reported to Asset/Liability Committee and to the Board of Directors with an action plan to decrease the variance. Among the possible actions are loan sales, use of FHLB borrowings and investment portfolio restructuring. Economic Value of Equity is the tool for measuring long-term interest rate risk. ____ This tool measures the long-term safety and soundness of the institution being compromised for the sake of short-term results. The two limits of Economic Value of Equity are level I designated having a variance of 30-39% and level II designated having a variance of 40% or higher and uses the same concern or action level as for Earnings at Risk

The analysis performed on December 31, 2002 data projecting for the period ending December 31, 2003 reflected the net interest income at $12.3 million. There were no exceptions to policy for the 12 month period. Return on Assets and Return on Equity continue to be in-line with the prior quarter actuals at 1.68% and 13.66%, respectively. Historical comparison show a third quarter of 1.77% Return on Assets and 14.24 % Return on Equity. The decrease in the forecast is primarily due to margin compression which is common in the financial institution industry due to a downward pricing momentum on the asset side with a minimal opportunity for downward adjustment on the liability side. Also, this model shows asset sensitivity as rates up ramp. The net interest income increases 5.69% in the 200 ramp up and 8.26% in the up 300 ramp. Economic Value of Equity increased 13.93% in the up 200 ramp. The down 200 ramp results in a decrease to net interest income of 3.17% which is well within the policy limit of 10%. As rates move down 100 basis points we see a decrease in net interest income of 1.21% . The recommendations from the analysis is to move available funds from Fed Funds (a “waiting on the Fed” strategy) to a one time callable agency security to minimize the extension exposure.

First Security Bank’s source of funding is predominantly core deposits consisting of both commercial and individual deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, and long-term borrowings from the FHLB. With the deposit base being diversified between individual and commercial accounts, First Security Bank avoids dependence on large concentrations of funds. Security Capital Corporation does not solicit certificates of deposit from brokers. The primary sources of liquidity on the asset side of the balance sheet are federal funds sold and securities classified as available for sale. All of the investment securities portfolio are classified in the available for sale category and are subject to be sold should liquidity needs arise.

      Table 13 - Funding Uses and Sources details the main components of cash flows for 2001 and 2000.

Table 13 - Funding Uses and Sources

                                                2002                              2001                              2000
                                              Increase                          Increase                          Increase
                                 Average     (Decrease)            Average     (Decrease)             Average    (Decrease)
                                 Balance       Amount        %     Balance       Amount        %      Balance      Amount        %
Funding Uses
Loans                            176,026         1,010     0.58    175,016        10,287      6.24    164,729      40,874     33.00
Securities                        66,418            15     0.02     66,403       -10,200    -13.32     76,603      -2,369     -3.00
Federal Funds Sold                 5,098           343     7.21      4,755         2,398    101.74      2,357        -349     12.90
                                 247,542         1,368     0.56    246,174         2,485      1.02    243,689      38,156

Funding Sources
Noninterest Bearing
Deposits                          41,765         2,848     7.32     38,917        -3,609     -8.49     42,526       2,531      6.96
Interest Bearing Deposits         79,950         9,359    13.26     70,591        -2,458     -3.36     73,049      17,270     30.96
Savings Deposits                  18,127         2,030    12.61     16,097          -463     -2.80     16,560       1,712     11.53
Time Deposits                    110,189        -4,515    -3.94    114,704        11,316     10.95    103,388       7,959      8.34
Borrowings                        10,435         2,281    27.97      8,154        -2,838    -25.82     10,992       5,983    119.45

                                 260,466        12,003     4.83    248,463        -1,947     -0.79    246,515      35,455

Rate sensitivity gap is defined as the difference between the repricing of interest earning assets and the repricing of interest bearing liabilities within certain defined time frames. Security Capital Corporation’s interest rate sensitivity position is influenced by the distribution of interest earning assets and interest-bearing liabilities among the maturity categories.

Table 14 - Liquidity and Interest Rate Sensitivity reflects interest earning assets and interest-bearing liabilities by maturity distribution. Product lines repricing in time periods predetermined by contractual agreements are included in the respective maturity categories.

Table 14  - Liquidity; Interest Rate Sensitivity

                                                     As of December 31, 2002
                                                Over 3
                                     Less         Mos          Over 1 yr     Over
                                     3 Mos     thru 1   Yr    thru 3 Yrs     3 Yrs       Total
Interest Earning Assets
-----------------------
Loans                                77,924       22,855         41,085      45,651      187,515
Short-Term Investments               17,016          297                                  17,313
Investment Securities                 2,604        4,672         16,671      50,925       74,872
Total Interest Earning Assets        97,544       27,824         57,756      96,576      279,700
-----------------------------

Interest Bearing Liabilities
----------------------------
NOW                                  46,321                                               46,321
Money Market                         34,265                                               34,265
Savings Deposits                     19,747                                               19,747
Time Deposits                        56,619       47,469          6,260      10,745      121,093
Short-Term Borrowings                              4,500                                   4,500
Long-Term Borrowings                                              3,500       1,613        5,113
Total Interest Bearing
Liabilities                         156,952       51,969          9,760      12,358      184,718

Rate Sensitive Gap                  -59,408      -24,145         47,996      84,218       94,982
Rate Sensitive Cumulative
Gap                                 -59,408      -83,553        -35,557      48,661
Cumulative % of Earning             -21.24%      -29.87%        -12.71%      17.40%
Assets

The purpose of the above table is to measure interest rate risk utilizing the repricing intervals of interest sensitive assets and liabilities. Rate sensitive gaps constantly change as funds are acquired and invested and as rates change. Rising interest rates are likely to increase net interest income in a positive gap position while falling interest rates are beneficial in a negative gap position.

Capital Adequacy

Security Capital Corporation and First Security Bank are subject to various regulatory capital guidelines as required by federal and state banking agencies, as discussed in greater detail under Item 1 hereof. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires federal regulatory agencies to define capital tiers. These are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a “well-capitalized” institution must achieve a TierI risk-based capital ration of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on Security Capital Corporation’s financial statements. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

Management believes Security Capital Corporation and First Security Bank meet all the capital requirements as of December 31, 2002, as noted below in Table 15 - Capital Ratios, and is well-capitalized under the guidelines established by the banking regulators. To be well-capitalized, Security Capital Corporation and First Security Bank must maintain the prompt corrective action capital guidelines described above.

The total shareholders’ equity as of December 31, 2002 was $37,857 thousand and $36,230 thousand excluding unrealized gains and losses on securities. The total shareholders’ equity as of December 31, 2001 was $34,429 thousand and $33,448 excluding unrealized gains and losses on securities. ___ The corporation’s shareholders’ equity increased by $2,782 or 8.32% exclusive of the effect of the unrealized gains and losses on securities component. Security Capital Corporation increased the amount of dividends paid to $2,022,867.00 in 2002 compared to $1,818,041.29 in 2001, an increase of $204,825.71 or 11.27%.

Table 15 - Capital Ratios
                                                             As of December 31,
                                                         2002       2001      2000
Tier 1 Capital
--------------
Total Tier 1 Capital                                    32,496     29,714     26,573

Total Capital
-------------
Tier 1 Capital                                          32,496     29,194     26,573
Allowable Allowance for Loan Losses                      2,738      2,426      3,451
Total Capital                                           35,234     32,140     30,024

Risk Weighted Assets
--------------------
Net Average Assets                                     313,327    276,204    276,085
Total Risk Weighted Assets                             218,363    193,504    202,916

Risk Based Ratios
-----------------
Tier 1 Leverage Ratio                                    10.50      10.76       9.62
Tier 1 Risk Based Capital Ratio                          14.88      15.36      13.10
Total Risk Based Capital Ratio                           16.14      16.61      14.80

ITEM 3.     DESCRIPTION OF PROPERTY

         Security Capital Corporation through First Security Bank, currently operates from its main office in central
Batesville and from 10 additional branches in Panola, Quitman, Desoto, and Tunica Counties - all located in
Mississippi.  Information about these branches is set forth in the table below:

Name of Office                         Location/Telephone Number                    Banking Services Offered
--------------                         -------------------------                    ------------------------

Main Office                            295 Highway 6 West;                          Loans, Deposits, Cash,
                                       Batesville, Mississippi 38606;               Safe Deposit Boxes, ATM,
                                       662-563-9311                                 Trust, Drive-thru.

Express Branch                         130 Highway 51 North                         Drive-thru, Cash.
                                       Batesville, Mississippi 38606;
                                       662-563-9311

Marks Branch                           Highway 3 South                              Loans, Deposits, Cash,
                                       Marks, Mississippi 38646;                    Safe Deposit Boxes,
                                       662-326-8053                                 Drive-thru.

Power Drive Branch                     230 Power Drive                              Loans, Deposits, ATM
                                       Batesville, Mississippi 38606;               Safe Deposit Boxes,
                                       662-563-9311                                 Cash, Drive-thru

Sardis Branch                          201 South Main                               Loans, Deposits, Cash
                                       Sardis, Mississippi 38666;                   Safe Deposit Boxes,
                                       662-487-1661                                 Drive-thru.

Olive Branch Branch                    6659 Highway 305                             Loans, Deposits, Cash,
                                       Olive Branch, Mississippi 38654;             Safe Deposit Boxes, ATM,
                                       662-895-1994                                 Drive-thru.

Como Branch                            227 Main Street                              Loans, Deposits, Cash
                                       Como, Mississippi 38619                      Safe Deposit Boxes,
                                       662-526-5191                                 Drive-thru.

Crenshaw Branch                        729 Broad Street                             Loans, Deposits, Cash,
                                       Crenshaw, Mississippi                        Safe Deposit Boxes,
                                       662-382-5215                                 Drive-thru.

Tunica Branch                          1262 Edwards Street                          Loans, Deposits, Drive-
                                       Tunica, Mississippi                          thru, Safe Deposit Boxes,
                                       662-363-2311                                 ATM. Cash.

Robinsonville Branch                   11490 Old Highway 61                         Loans, Deposits, Drive-
                                       Robinsonville, Mississippi                   thru, Cash, ATM.
                                       662-363-5015

Name of Office                         Location/Telephone Number                    Banking Services Offered
--------------                         -------------------------                    ------------------------

Hernando Branch                        985 Commerce Street                          Loans, Deposits, Cash,
                                       Hernando, Mississippi                        Safe Deposit Boxes,
                                       662-449-4115                                 ATM, Drive-thru.

First Security Bank owns its main office and all of its branch offices, except the Express Branch. The Express Branch is leased for an annual rent of $9,600 under a lease agreement that expires in 2005, with an option to renew. The main office facility, originally was occupied in 1973, is used solely by Security Capital Corporation and First Security Bank. This facility contains approximately 21,300 square feet and houses the executive offices, the trust offices and the operations department as well as providing the customer area for cash, deposit, safe deposit and loan transactions. The other branch buildings range in size from approximately 600 square feet for the Express Branch to 7,000 square feet for the Hernando and Olive Branch locations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Holders of Common Stock

As of December 31, 2002, Security Capital Corporation had two shareholders that were the beneficial owners of more than 5% of the Common Stock of Security Capital Corporation and are listed below:

Name and Address of Beneficial Owner                          Number of Shares/                Percentage
                                                              Nature of Beneficial
                                                              Ownership

         (1)      First Security Bank Employee
                  Stock Ownership Plan                                174,385                     7.758%
                  First Security Bank
                  P. O. Box 690
                  Batesville, Mississippi 38606

         (2)      George C. Carlson                                 (1) 140,692                   6.258%
                  P. O. Box 749
                  Batesville, MS 38606

         (1) Includes 118,506 shares held in various trusts for which George C. Carlson serves as trustee.

The following table sets forth as of December 31, 2002 the number and percentage of Common Stock beneficially owned by each director of Security Capital Corporation and by all Corporation’s directors and executive officers as a group. Unless indicated otherwise in a footnote, the directors and the executive officers possess sole voting and investment power with respect to all shares shown.

                                                                     Number of Shares
Name of Beneficial Owner                                             Beneficially Owned            Percentage
------------------------                                             ------------------            ----------

Larry J. Pratt                                                         (1) 79,776                        3.6%
Frank West                                                             (2) 31,487                        1.4%
John M. Mothershed                                                     (3) 27,238                        1.2%
G. E. McKittrick                                                       (4)  4,462                         *

                                                                     Number of Shares
Name of Beneficial Owner                                             Beneficially Owned            Percentage
------------------------                                             ------------------            ----------

Joe M. Brown                                                           (5)   9,656                        *
Ben Barrett Smith                                                           25,200                      1.2%
Will Hayes                                                                   2,579                        *
A. Stephen Ballard                                                     (6)   1,008                        *
William R. Fleming                                                     (7)  14,404                        *
Robert Moore                                                           (8)     890                        *
Connie Hawkins                                                         (9)   6,098                        *

Executive officers and directors as a group                                202,099                      7.4%
(11 members in group)

* Less than 1%.

         (1) Includes 4,139 shares owned by Mr. Pratt's spouse individually and by her retirement account and
8,686 shares held by his personal retirement account.

         (2) Includes 2,808 shares held by Mr. West's spouse's retirement account  and 141 shares owned by his dependent children and 14,822 shares held by his personal retirement accounts.

         (3) Includes 1,316 shares owned by Mr. Mothershed's spouse , 20,871shares held in a family trust account, and 5,003 held by his personal retirement account.

         (4) Includes 105 shares owned by Mr. McKittrick's spouse and 105 shares with beneficial ownership as a trustee of a trust.

         (5) Includes 6,624 shares owned jointly with his spouse.

         (6) Includes 850 shares held in his personal retirement account and 158 shares held in his spouse's retirement account.

         (7) Includes 540 shares held jointly with his spouse, 3,347 shares held in a custodial account and 10,517 shares held in his personal retirement accounts.

         (8) Includes 773 shares held in his personal retirement account.

         (9) Includes 52 shares held jointly with child, 512 shares held by spouse's retirement plan and 5,476 shares held in her personal retirement accounts.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information concerning the directors and executive officers of Security Capital Corporation. The principal occupation of each person has been the same for the last five years, unless otherwise indicated in a footnote. The directors serve for staggered three-year terms. The Officers of both Security Capital Corporation and First Security Bank are all elected for terms of one year. The Board of First Security Bank by resolution designated Larry Pratt as Chairman on January 21, 1999. ____ Mr. Pratt has served on the Board of First Security Bank since 1970 and is currently employed by First Security Bank. On January 21, 1999, the Board of First Security Bank designated Frank West as President; and on January 1, 2002, the Board appointed Mr. West as Chief Executive Officer of First Security Bank.

                                       Positions Currently
                                       --------------------
                                       Held with the                                           Principal
                                       --------------
Name and Age                           Corporation and Bank                 Since              Occupation
------------                           --------------------                 -----              ----------

Larry J. Pratt                         Chairman of the Corporation             1999            Banker(1)
Age 63                                 Director of the Corporation             1983

                                       Chairman of the Bank                    1999
                                       Director of the Bank                    1970

John Mothershed                        Director of the Corporation             1983            Merchant
Age 74                                 Director of the Bank                    1972

G. E. McKittrick                       Director of the Corporation             1984            Retired/Consultant
Age 73                                 Director of the Bank                    1984

Joe M. Brown                           Director of the Corporation             1983            Retired/Justice(2)
Age 66                                 Director of the Bank                    1977            Court Judge

Will Hays                              Director of the Corporation             2000            Farmer
Age 63                                 Director of the Bank                    2000

A. Stephen Ballard                     Director of the Corporation             2001            Merchant
Age 63                                 Director of the Bank                    2001

Ben Barrett Smith                      Director of the Corporation             1986            State Employee(3)
Age 60                                 Director of the Bank                    1986

Frank West                             Director of the Corporation             1999            Banker(4)
Age 51                                 Director of the Bank                    1999
                                       President of the Corporation            1999
                                       President of the Bank                   1999
                                       C. E. O. of the Bank                    2002

William R. Fleming                     Vice-President of the Corporation       1999            Banker(5)
Age 54                                 Executive Vice President &
                                          Trust Officer of the Bank            1990

Robert Moore                           Executive Vice-President &                              Banker(5)
Age 49                                    Loan Administrator of the Bank       1996

Connie Hawkins                         Secretary/Treasurer of the                              Banker(6)
Age 50                                    Corporation                          1999
                                       Executive Vice-President, CFO &
                                          Cashier of the Bank                  2002

(1)  Mr. Pratt served as President and CEO from 1997 to 1999.  Mr. Pratt served as Chairman and  CEO from
1999 to 2001.

(2)  Mr. Brown retired from his career with Farm Bureau in February of 1998 and became involved in local government in January 1, 2000. He currently serves as a justice court judge.

(3)  Mr. Smith, when his law practice partner was elected to the Office of the Governor of Mississippi, was appointed as Chairman of the Mississippi Workers' Compensation Commission in March of 2000.  His
responsibilities are to oversee and administer the agency.

(4)  Prior to 1999 Mr. West served as Senior Vice President and Operations Officer.  Mr. West was designated as
President and Trust Officer in 1999.  Since 2002, Mr. West has served as both President and CEO.

(5)  Mr. Moore and Mr. Fleming's titles were changed from the Senior Vice-President to Executive Vice-President in 2002.

(6)  Ms. Hawkins served as Internal Auditor and Vice-President until 2001 when she was appointed Senior Vice-
President and Senior Auditor.  In 2002, she was appointed Chief Financial Officer, Cashier and Executive Vice-
President.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation paid for the fiscal years indicated to Security Capital Corporation’s and First Security Bank’s Executive Officers based on the salary and bonus earned for three years ending with 2002. ___ Officers of Security Capital Corporation receive their salary from First Security Bank.

SUMMARY COMPENSATION TABLE

Name and Principal Position            Year               Salary               Bonus           Other(1)
---------------------------            ----               ------               -----           -----

Larry Pratt
         Chairman & CEO                2000               140,000              80,000          18,947
         Chairman & CEO                2001               150,000              95,000          20,206
         Chairman                      2002               125,000              75,000          21,400

Frank West
         President                     2000               110,000              45,000          17,522
         President                     2001               120,000              55,000          19,056
         President & CEO               2002               132,500              75,000          20,135

William R. Fleming
         SVP & Trust Officer           2000                75,600              20,000           10,370
         SVP & Trust Officer           2001                81,600              25,000           11,763
         EVP & Trust Officer           2002                90,000              25,000           11,504

Robert Moore
         SVP & Loan Adm.               2000                75,200              10,000            9,372
         SVP & Loan Adm.               2001                81,200              15,000          10,850
         EVP & Loan Adm.               2002                90,000              20,000          11,104

(1) Consists of 401(k) and ESOP employer contributions, automobile allowance, and country club dues.

Director Compensation

During 2002, each Director of Security Capital Corporation received $300.00 for each monthly meeting that was attended. Normally, two meetings are held each month. The two meetings are the Loan Committee Meeting and the Director’s Meeting. If a director did not attend a meeting during the month, a monthly fee was not received. Inside Directors do not receive monthly meeting fees. ___ In addition, each director that was active at year-end received an annual fee of $10,500.00 from First Security Bank, $7,500.00 from Security Capital Corporation and $1,000 from the nonbank subsidiary for a total possible 2002 fees of $26,200.00.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Security Capital Corporation has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers and their associates. These transactions have been on substantially the same terms - including interest rates, collateral requirements, and repayment terms on extensions of credit - as those prevailing or required for an outside customer.

ITEM 8. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Authorized Shares

The authorized capital stock of Security Capital Corporation consist of 5,000,000 of Common Stock, of which 2,267,697 was issued and 2,247,691 was outstanding as of December 31, 2002. Shares of Common Stock may be issued upon authorization of the Board of Directors without shareholder approval. All outstanding shares of Common Stock are fully paid and non-assessable.

Voting Rights

The holders of Common Stock are entitled one vote for each share standing in their names on the books of Security Capital Corporation, except that in the election of directors shareholders have cumulative voting rights. Under cumulative voting, each shareholder is entitled to vote the number of votes of the shares owned by him on the record date multiplied by the number of directors to be elected. Each shareholder may cast all of his votes for a single nominee or may distribute his votes in any manner among as many candidates as the shareholder sees fit.

Certain Anti-takeover Effects

The provisions of the Articles and the Bylaws summarized in the following paragraphs have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

Supermajority Voting Provision. Security Capital Corporation’s Articles of Incorporation contain provisions regarding the vote required to approve mergers or other significant corporate transactions involving Security Capital Corporation and a greater than ten percent shareholder. Mississippi law generally requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting to approve a merger, consolidation or dissolution of a corporation or a disposition of all or substantially all of Security Capital Corporation’s assets. Security Capital Corporation’s Articles of Incorporation raises the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant corporate transactions if the transaction is with a shareholder, or group of shareholders, that own more than ten percent of Security Capital Corporation’s stock.

Restriction on Transfer of Shares; Right of First Refusal. Any shareholder desiring to sell shares of Security Capital Corporation must first offer the shares to Security Capital Corporation, by giving written notice by registered mail to the Secretary of Security Capital Corporation of his intention to sell such shares. The notice must specify the number of shares to be sold, the price per share, and the terms upon which the sale is to be made. For a period of ten (10) days from the receipt of such notice, Security Capital Corporation has an option to purchase all or any full number of the shares so offered. Such purchase may be authorized by the Board of Directors without any action by the shareholders of Security Capital Corporation. ___ In the event that Security Capital Corporation should fail to purchase all or any full number of such shares within the said ten (10) day period, then the shareholder wishing to make such sale shall be under no limitation as to any such shares not purchased, except that these shares cannot be sold for less than the price per share offered to Security Capital Corporation. These provisions do not apply to sales of stock between shareholders of Security Capital Corporation.

Staggered Board of Directors; Filling Vacancies on the Board of Directors. Security Capital Corporation’s Bylaws and Articles of Incorporation provide for a staggered Board of Directors. Under this staggered Board of Directors, the Board of Directors are divided into three classes of directors serving staggered three-year terms.

A vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, can be filled at the subsequent annual shareholder meeting after the vacancy occurs. For the period from which the vacancy occurred to the subsequent annual shareholder meeting, a director may be appointed by the Board to carry out the responsibilities and duties of the “absent” director. Any director elected to the Board of Directors to replace another director will hold office for the unexpired term of the director which he replaced. A majority of the shares represented in the quorum of the next annual meeting of shareholders is required to elect a director to unexpired or new term.

Preemptive Rights

The holders of Common Stock are not entitled to preemptive rights with respect to any shares which may be issued. ___ Such shares are not redeemable at the option of Security Capital Corporation or holders thereof.

Dividend Rights

The holders of shares of Common Stock are entitled to receive dividends as and when declared by the Board of Directors from funds legally available for their payment. A dividend may be paid by Security Capital Corporation only if, after paying such dividend, (a) Security Capital Corporation would be able to pay its debts as they become due in ususal course of business, and (b) Security Capital Corporation’s total assets would not be less than the sum of its total liabilities. Furthermore, because funds for the payment of the dividends by Security Capital Corporation must come primarily from the earnings of First Security Bank, restrictions on the amount of dividends that First Security Bank may pay also restrict the amount of funds available for payment of dividends by Security Capital Corporation.

Liquidation

Upon any liquidation, dissolution, or winding up of the affairs of Security Capital Corporation, the holders of Common stock are entitled to share ratably in the assets legally available for distribution to the Common Shareholders.

Transfer Agent

Security Capital Corporation presently serves as the registrar and transfer agent of Security Capital Corporation's Common Stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Value

There is no public trading market for the Common Stock of Security Capital Corporation. The articles and bylaws of Security Capital Corporation give Security Capital Corporation a right of first refusal to acquire shares when a shareholder wishes to sell stock.

Dividends

Security Capital Corporation paid an annual cash dividend of $.90 per share in 2002 and $.81 per share (split adjusted) in 2001. The primary source of funds for dividends paid by Security Capital Corporation to its shareholders is the dividend income received from First Security Bank. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. Under Mississippi law, the payment of dividends by First Security Bank must be approved by the Mississippi Department of Banking and Consumer Finance. The FDIC also has the authority to regulate the payment of dividends and to prohibit a regulated depository institution from engaging in what in such agency’s opinion constitutes an unsafe or unsound practice for conducting business. Depending upon the financial condition of the depository institution, payment of dividends could be deemed to constitute such an unsafe or unsound practice. In addition, a depository institution may not pay a dividend or otherwise make a capital distribution if the payment thereof would cause such institution to fail to satisfy its capital requirements.

ITEM 2. LEGAL PROCEEDINGS

First Security Bank is the defendant in a case styled Amy French, individually, and Austin Lenard, a minor, by and through His Next Friend and Mother, Amy French vs. First Security Bank and Joshua Hawkins, Cause No. 2002-327-BB, filed on December 17, 2002 in the Circuit Court of the Second Judicial District of Panola County, Mississippi. The case involves an accident that occurred when a First Security Bank employee traveling in his personal vehicle to service an ATM was involved in an automobile accident. The pregnant occupant of the other vehicle gave birth later that day. The claims in the lawsuit are that the mother and child are experiencing permanent and continuing injuries, and the plaintiffs ask for compensatory damages in the amount determined to be fair by the jury.

From time to time First Security Bank is a defendant in various other lawsuits arising out of the normal course of business. In the opinion of management, the ultimate resolution of this category of claims should not have a material adverse effect on Security Capital Corporation’s consolidated financial position or results of operations.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On April 18, 2002, W. H. Polk and Company of Batesville, Mississippi declined to continue as Security Capital Corporation’s external auditor effective for the audit of the 2002 fiscal year financial statements, because Security Capital Corporation anticipated registering its Common Stock under 12 (g) of the Securities Exchange Act of 1934, as amended, and the W. H. Polk and Company firm is not certified to audit companies subject to the rules and regulations of the Securities and Exchange Commission. Therefore, the Board of Directors, after reviewing proposals from several accounting firms, on August 15, 2002 engaged T. E. Lott and Company of Columbus, Mississippi as the new external auditor for Security Capital Corporation, beginning with the 2002 fiscal year.

For prior years audited by W. H. Polk and Company, their reports on the audited financial statements did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Moreover, there were no disagreements on material adjustments, accounting principles, financial disclosure, practices, or auditing scope of procedures between W. H. Polk and Company and Security Capital Corporation for any given year.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In January, 2000 Security Capital Corporation sold 143 shares of Common Stock to three Mississippi residents for an aggregate sales price of $3,968.25, in reliance on Section 3(a)(11) and Section 4(2) of the Securities Act of 1933, Rule 504 of Regulation D and Rule 147.

In June, 2002 and December, 2002, Security Capital Corporation sold 200 shares of Common Stock to two Mississippi residents for an aggregate sales price of $5,627.00, in reliance on Section 3(a)(11) and Section 4(2) of the Securities Act of 1933, Rule 504 of Regulation D and Rule 147.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 79-4-8.50 through 79-4-8.59 of the Mississippi Business Corporation Act provide Security Capital Corporation with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandate the indemnification of Security Capital Corporation’s directors under certain circumstances. Security Capital Corporation maintains insurance coverage for the benefit of directors and officers with respect to any types of claims that may be made against them as the result of providing his or her job duties.

PART F/S

Index to Financial Statements

Independent Auditor's Report
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002, 2001 and
2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

                          SECURITY CAPITAL CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                           DECEMBER 31, 2002 AND 2001

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Security Capital Corporation

We have audited the accompanying consolidated balance sheet of Security
Capital Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended.  These financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Security
Capital Corporation and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, effective
January 1, 2002, Security Capital Corporation and its subsidiaries adopted
Statement of Financial Accounting Standards No. 142, "Goodwill and Other
Intangible Assets."

/S/ T. E. LOTT & COMPANY

Columbus, Mississippi
January 29, 2003

                      INDEPENDENT AUDITORS' REPORT

The Board of Directors
Security Capital Corporation
Batesville, Mississippi

We have audited the accompanying consolidated balance sheet of Security
Capital Corporation and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000.  These financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security
Capital Corporation and its subsidiaries as of December 31, 2001, and the results of their consolidated operations and their cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

/S/ WM. H. POLK & CO.
BATESVILLE, MISSISSIPPI

January 29, 2002

                          SECURITY CAPITAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2002 AND 2001

                                                        2002      2001
                                                      --------  --------
      ASSETS                                           (In thousands)

Cash and due from banks                               $ 13,578  $ 13,500
Interest-bearing deposits with banks                       127     5,303
                                                      --------  --------
  Total cash and cash equivalents                       13,705    18,803
Federal funds sold                                      15,760     7,150
Certificates of deposit with other banks                 1,851     2,926
Securities available-for-sale                           75,617    62,773
Loans, less allowance for loan losses of
  $3,455 in 2002 and $3,039 in 2001                    184,060   167,079
Interest receivable                                      2,699     2,670
Premises and equipment                                  12,995    12,048
Intangible assets                                        3,734     3,734
Cash surrender value of life insurance                   3,079       -
Other assets                                             2,096     1,329
                                                      --------  --------

Total Assets                                          $315,596  $278,512
                                                      ========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Noninterest-bearing deposits                        $ 32,278  $ 43,168
  Interest-bearing deposits, $100,000 or more           52,362    44,926
  Other interest-bearing deposits                      180,957   147,098
                                                      --------  --------

    Total deposits                                     265,597   235,192
  Interest payable                                         714       975
  Borrowed funds                                         9,929     7,141
  Other liabilities                                      1,499       775
                                                      --------  --------
    Total liabilities                                  277,739   244,083
                                                      --------  --------
Shareholders' equity:
  Common stock - $5 par value, 5,000,000 shares
    authorized, 2,267,697 shares and 2,160,651
    shares issued in 2002 and 2001, respectively        11,338    10,803
  Surplus                                               22,311    19,935
  Retained earnings                                      2,681     2,809
  Accumulated other comprehensive income                 1,627       981
  Treasury stock, at par, 20,006 shares and 19,765
    shares in 2002 and 2001, respectively                 (100)      (99)
                                                      --------  --------
    Total shareholders' equity                          37,857    34,429
                                                      --------  --------

Total Liabilities and Shareholders' Equity            $315,596  $278,512
                                                      ========  ========

    The accompanying notes are an integral part of these statements.

                         SECURITY CAPITAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                              2002      2001      2000
                                            --------  --------  --------
                                                   (In thousands,
                                               except per share data)
INTEREST INCOME
Interest and fees on loans                  $ 13,175  $ 15,817  $ 15,845
Interest and dividends on securities:
  Taxable                                      1,137     1,292     1,608
  Tax-exempt                                   2,073     2,214     2,468
Other                                            462       511       566
                                            --------  --------  --------
  Total interest income                       16,847    19,834    20,487
                                            --------  --------  --------

INTEREST EXPENSE
Interest on time deposits of $100,000 or
 more                                          1,052     2,066     2,101
Interest on other deposits                     3,239     5,237     6,153
Interest on borrowed funds                       469       441       712
                                            --------  --------  --------
  Total interest expense                       4,760     7,744     8,966
                                            --------  --------  --------

Net interest income                           12,087    12,090    11,521

Provision for loan losses                        672       701       326
                                            --------  --------  --------
  Net interest income after provision
    for loan losses                           11,415    11,389    11,195
                                            --------  --------  --------
OTHER INCOME
Service charges on deposit accounts            3,671     3,456     2,155
Other service charges and fees                   297       243       310
Trust Department income                          734       652       643
Securities losses, net                           -          (3)     (390)
Other                                            453       243       167
                                            --------  --------  --------
  Total other income                           5,155     4,591     2,855
                                            --------  --------  --------
OTHER EXPENSE
Salaries and employee benefits                 6,145     5,598     5,015
Net occupancy expense                            584       520       526
Furniture and equipment expense                  683       623       588
Goodwill amortization                            -         364       364
Printing, stationery, and supplies               225       247       213
Other                                          2,455     2,203     2,073
                                            --------  --------  --------
  Total other expense                         10,092     9,555     8,779
                                            --------  --------  --------

Income before income taxes                     6,478     6,425     5,301
Income taxes                                   1,666     1,814     1,079
                                            --------  --------  --------

Net income                                  $  4,812  $  4,611  $  4,222
                                            ========  ========  ========
Net income per share:
  Basic                                     $   2.14  $   2.05  $   1.88
  Diluted                                       2.14      2.05      1.88

     The accompanying notes are an integral part of these statements.

                         SECURITY CAPITAL CORPORATION

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                 (In thousands)

                                                               Accumu-
                                                                lated
                                                                Other
                Compre-                                        Compre-
                hensive  Common            Retained  Treasury  hensive
                Income    Stock   Surplus  Earnings   Stock    Income    Total
                -------  -------  -------  --------  --------  ------- -------

Balance,
 January 1,
 2000                    $ 9,807  $15,789  $  2,826  $    (42) $  (900) $27,480

 Comprehensive
  income:
   Net income
    for 2000    $ 4,222      -        -       4,222       -        -      4,222
   Net change
    in
    unrealized
    gain (loss)
    on
    securities
    available-
    for-sale,
    net of tax    1,149      -        -         -         -      1,149    1,149
                -------
   Compre-
    hensive
    income      $ 5,371
                =======

 Cash
  dividends
  paid                      -         -      (1,632)      -        -     (1,632)
 5% stock
  dividend                  486     2,211    (2,697)      -        -        -
 Purchase of
  fractional
  shares                    -          (6)      -          (1)     -         (7)
 Purchase of
  treasury
  stock                     -        (242)      -         (54)     -       (296)
 Reissuance
  of treasury
  stock                     -           3       -           1      -          4
                         -------  -------  --------  --------  -------  -------
Balance,
 December 31,
 2000                     10,293   17,755     2,719       (96)     249   30,920

 Comprehensive
  income:
   Net income
    for 2001    $ 4,611      -        -       4,611       -        -      4,611
   Net change
    in
    unrealized
    gain (loss)
    on
    securities
    available-
    for-sale,
    net of tax      732      -        -         -         -        732      732
                -------
 Comprehensive
  income        $ 5,343
                =======

 Cash
  dividends
  paid                       -        -      (1,819)      -        -     (1,819)
 5% stock
  dividend                   510    2,192    (2,702)      -        -        -
 Purchase of
  fractional
  shares                     -         (5)      -          (1)     -         (6)
 Purchase of
  treasury
  stock                      -         (7)      -          (2)     -         (9)
                         -------  -------  --------  --------  -------  -------
Balance,
 December 31,
 2001                     10,803   19,935     2,809       (99)     981   34,429

 Comprehensive
  income:
   Net income
    for 2002    $ 4,812      -        -       4,812       -        -      4,812
   Net change
    in
    unrealized
    gain (loss)
    on
    securities
    available-
    for-sale,
    net of tax      646      -        -         -         -        646      646
Comprehensive
   income       $ 5,458
                =======
 Cash
  dividends
  paid                       -        -      (2,023)      -        -     (2,023)
 5% stock
  dividend                   535    2,382    (2,917)      -        -        -
 Purchase of
  fractional
   shares                    -         (7)      -          (2)     -         (9)

 Purchase of
  treasury
  stock                      -         (3)      -         -        -         (3)
 Reissuance
  of treasury
  stock                      -          4       -           1      -          5
                         -------  -------  --------  --------  ------- -------
Balance,
 December 31,
 2002                    $11,338  $22,311  $  2,681  $   (100) $ 1,627  $37,857
                         =======  =======  ========  ========  ======= ========

           The accompanying notes are an integral part of these statements.

                          SECURITY CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                    2002      2001     2000
                                                   -------  -------  -------
                                                        (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                         $ 4,812  $ 4,611  $ 4,222
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Provision for loan losses                            672      701      326
  Amortization of premiums and discounts on
   securities, net                                     538      199      185
  Depreciation and amortization                        742    1,049    1,042
  Deferred income taxes                               (133)     (60)     (67)
  FHLB stock dividend                                  (21)     (34)     (50)
  Loss on sale of securities                           -          3      390
  Loss (gain) on sale of other assets                 (227)      20      (15)
  Changes in:
   Interest receivable                                 (29)     663     (656)
   Other assets                                       (274)      82      151
   Interest payable                                   (261)    (592)     586
   Other liabilities                                  (192)     (25)     (22)
                                                   -------  -------  -------
Net cash provided by operating activities            5,627    6,617    6,092
                                                   -------  -------  -------

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in loans                       (17,653)   9,068  (30,541)
Purchase of securities available-for-sale          (27,616)  (7,945) (54,408)
Proceeds of maturities and calls of securities
 available-for-sale                                 15,284   14,941   69,312
Proceeds of maturities of securities
 held-to-maturity                                      -        -      2,209
Additions to premises and equipment                 (1,626)  (3,167)    (861)
Proceeds of sale of other assets                       337      232       52
Increase in life insurance                          (3,079)     -        -
Changes in:
 Federal funds sold                                 (8,610)  (7,150)   5,300
 Certificates of deposits with other banks           1,075    1,479    1,782
                                                   -------  -------  -------
Net cash provided by (used in) investing
 activities                                        (41,888)   7,458   (7,155)
                                                   -------  -------  -------

CASH FLOWS FROM FINANCING ACTIVITIES
Changes in:
 Deposits                                           30,405    3,890  (12,519)
 Federal funds purchased                               -     (5,000)   5,000
Dividends paid on common stock                      (2,023)  (1,820)  (1,632)
Purchase of treasury stock                              (3)      (9)    (296)
Reissuance of treasury stock                             5      -          4
Purchase of fractional shares                           (9)      (6)      (7)

Repayment of debt                                   (3,212)  (9,496)    (202)
Proceeds from issuance of debt                       6,000    2,000   11,000
                                                   -------  -------  -------
Net cash provided by (used in) financing
 activities                                         31,163  (10,441)   1,348
                                                   -------  -------  -------

Net increase (decrease) in cash and cash
 equivalents                                        (5,098)   3,634      285

Cash and cash equivalents at beginning of year      18,803   15,169   14,884
                                                   -------  -------  -------

Cash and cash equivalents at end of year           $13,705  $18,803  $15,169
                                                   =======  =======  =======

Supplemental Disclosures of Cash Flow Information

 Cash paid during the year for:
  Interest                                         $ 5,021  $ 8,336 $ 8,380
  Income taxes                                       1,655    1,789   1,180

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

The presentation of securities available-for-sale for 2002 resulted in an unrealized gain of $1,626,000, net of $968,000 tax effect.  Net noncash activity between loans and other real estate and repossessed inventory was approximately $42,000 for 2002.

The presentation of securities available-for-sale for 2001 resulted in an unrealized gain of $981,000, net of $584,000 tax effect.  Net noncash activity between loans and other real estate and repossessed inventory was approximately $268,000 for 2001.  Also during 2001, $216,000 in Bank premises were accrued in other liabilities, and approximately $104,000 in essentially fully depreciated equipment was scrapped.

The presentation of securities available for sale for 2000 resulted in an unrealized gain of $248,806, net of $148,013 tax effect.  Net noncash activity between loans and other real estate and repossessed inventory was approximately $211,000 for 2000.  Also during 2000, other securities increased approximately $50,000 due to noncash dividend income, securities with an approximate book value of $9,558,000 were converted from held-to-
maturity to available for sale, and approximately $111,000 in essentially fully depreciated equipment was scrapped.

     The accompanying notes are an integral part of these statements.

                           SECURITY CAPITAL CORPORATION

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 2002 AND 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Security Capital Corporation (Corporation), and its subsidiaries, follow accounting principles generally accepted in the United States of America, including, where applicable, general practices within the banking industry.

   1.  Consolidation

   The consolidated financial statements include the accounts of Security
   Capital Corporation, a one-bank holding company, and its wholly-owned subsidiaries, First Security Bank (Bank), Batesville Security Building
   Corporation (Building Corporation), and Bank's wholly-owned subsidiary,
   First Security Insurance, Inc. (Insurance).  Significant intercompany accounts and transactions have been eliminated.

   2.  Nature of Operations

   The Corporation is a financial holding company.  Its primary asset is its investment in its subsidiary bank.  The Bank operates under a state bank charter and provides full banking services, including trust services.
   The Bank is subject to regulation by the Mississippi Department of Banking and Consumer Finance, and the Federal Deposit Insurance Corporation (FDIC).
   The area served by the Bank is primarily the northern half of Mississippi, and services are provided in branch locations at Batesville, Marks, Sardis,
   Como, Crenshaw, Olive Branch, Hernando, Robinsville, and Tunica.  The
   operations of the Building Corporation and Insurance are not material in relation to the Corporation as a whole.

   3.  Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

   The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural and real estate development industries.

   While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

   4.  Securities

   Investments in securities are classified into three categories and are accounted for as follows:

   Securities Available-for-Sale

   Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity.  Any decision to sell a security classified as available-for-
   sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as accumulated other comprehensive income, net of tax, until realized.  Premiums and discounts are recognized in interest income using the interest method.

   Gains and losses on the sale of securities available-for-sale are determined using the adjusted cost of the specific security sold.

   Securities Held-to-Maturity

   Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity.  These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.  There were no securities held-to-maturity at December 31, 2002 and 2001.

   Trading Account Securities

   Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 2002 and 2001.

   5.  Loans

   Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.  Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan.

   A loan is considered to be impaired when it appears probable that the entire amount contractually due will not be collected.  Factors considered in determining impairment include payment status, collateral values, and the probability of collecting scheduled payments of principal and interest when due.  Generally, impairment is measured on a loan by loan basis using the fair value of the supporting collateral.

   Loans are generally placed on a nonaccrual status when principal or interest is past due ninety days, or when specifically determined to be impaired.  When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income.  If collectability is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income.  Loans classified as nonaccrual are returned to accrual status when conditions creating doubt of collectibility are reversed.

   Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

   6.  Allowance for Loan Losses

   The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic events, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions.  Determination of the allowance is inherently subjective as it requires significant estimates, including the evaluation of collateral supporting impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change.
   Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance.  A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

   The allowance for loan losses consists of an allocated component and an unallocated component.  The components of the allowance for loan losses represent an estimation done pursuant to either Financial Accounting
   Standards Board (FASB) Statement No. 5, "Accounting for Contingencies,"
   or FASB Statement No. 114, "Accounting by Creditors for Impairment of a
   Loan."  The allocated component of the allowance for loan losses reflects expected losses resulting from an analysis developed through specific credit allocations for individual or pools of loans and historical loss experience for each loan category.  The specific allocations are based on a regular review of all loans where the internal credit rating is at or below a predetermined classification.  The historical loan loss element is determined statistically using loss experience and the related internal gradings of loans charged off.  The analysis is performed quarterly, and loss factors are updated regularly based on actual experience.  The allocated component of the allowance for loan losses also includes consideration of the amounts necessary for any concentrations and changes in portfolio mix and volume.

   The unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, changes in collateral values, unfavorable information about a borrower's financial condition, and other risk factors that have not yet manifested themselves.  In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in the loan loss analysis.  The historical losses used in the analysis may not be representative of actual losses inherent in the portfolio that have not yet been realized.

   7.  Premises and Equipment

   Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line and accelerated methods at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized.  Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in operations.

   8.  Bank Owned Life Insurance

   The Corporation invests in bank owned life insurance (BOLI).  BOLI involves the purchasing of life insurance by the Corporation on chosen employees.  The Corporation is the owner of the policies.  The co-
   beneficiaries of the policies are the Bank and the insured employee.

   9.  Other Real Estate

   Other real estate consists of properties acquired through foreclosure and is recorded at the lower of cost or current appraised value less costs to dispose.  The Bank writes down other real estate annually in accordance with state banking regulations.  Any write-down from the cost to estimated fair market value required at the time of foreclosure is charged to the allowance for loan losses.  Subsequent gains or losses, including write-downs, on other real estate are reported in other operating income or expenses.

   10.  Other Income

   Other income, consisting primarily of service charges and trust fees are recorded when received.

   11.  Income Taxes

   Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes related primarily to differences between the bases of assets and liabilities as measured by income tax laws and their bases as reported in the financial statements.  The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

   The Corporation and its subsidiaries file consolidated income tax returns.
   The subsidiaries provide for income taxes on a separate return basis and remit to the Corporation amounts determined to be payable.

   12.  Net Income per Share

   Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for each year.
   Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if any dilutive potential common shares had been issued.  For the three years ended December 31, 2002, there were no potential dilutive common shares.  All weighted average, actual shares or per share information in the financial statements have been adjusted retroactively for the effect of stock dividends.

   13.  Statement of Cash Flows

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand and noninterest-bearing and readily available interest-
   bearing deposits due from other banks.

   14.  Fair Values of Financial Instruments

   The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

    Cash and Cash Equivalents:  The carrying amounts of cash and short-term instruments approximate their fair value.

    Securities Available-for-Sale:  Fair values for investment securities are based on quoted market price.

    Loans:  Fair values are estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type such as commercial, mortgage and consumer loans.  Each loan category is further segregated into fixed and variable interest rate terms and credit risk categories, as applicable.

    The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest risk inherent in the loan.  Fair values for impaired loans is either based on recent external appraisals, or where appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows.  Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

    Deposits:  Fair values of demand deposits and savings accounts are defined by FASB Statement No. 107 as the amounts payable.  The fair value of variable rate deposits approximates their carrying value.
    Because of the current interest environment, management is of the opinion that the carrying value of fixed rate time deposits also approximates their fair value.  No value has been considered from expected retention of deposits for a future time period.  This value, often referred to as a core deposit intangible, is neither included in any fair value amounts nor recorded as an asset in the consolidated balance sheets.

    Borrowings:  Borrowed funds consist of obligations with terms comparable to those currently available.  Thus, the carrying values of these obligations approximate market value.

    Off-Balance Sheet Instruments:  Fair values of off-balance-sheet financial instruments are based on fees charged to enter into similar agreements.  However, commitments to extend credit do not represent a significant value until such commitments are funded or closed.
    Management has determined that these instruments do not have a distinguishable fair value, and no fair value has been assigned.

   15.  Advertising

   Advertising costs are expensed as incurred. Advertising expense for
   2002, 2001, and 2000, was approximately $169,000, $167,000, and
   $141,000, respectively.

   16.  Goodwill

   Prior to 2002, goodwill, representing the excess of the purchase price over the fair value of the net assets of the acquired entities, was being amortized on a straight-line basis over the period of expected benefit of 15 years. Total amortization of goodwill recorded for the years ended December 31, 2001 and 2000, was approximately
   $364,000.  Effective January 1, 2002, the Corporation and its
   subsidiaries adopted the provisions of FASB No. 142, "Goodwill and
   Other Intangible Assets."  Under this statement, goodwill is no longer amortized over its estimated useful life, but is subject to an assessment for impairment using a fair value based test at least annually.  If this statement had been adopted at January 1, 2000, the effect on the consolidated financial statements for the three years ended December 31, 2002, would have been as follows:

                                                 2002      2001     2000
                                                -------  -------  -------
                                                       (In thousands,
                                                 except per share amounts)

     Reported net income                        $ 4,812  $ 4,611  $ 4,222
     Add back:  Goodwill amortization               -        364      364
                                                -------  -------  -------

     Adjusted net income                        $ 4,812  $ 4,975  $ 4,586
                                                =======  =======  =======
     Basic and diluted net income per share:
     Reported net income                        $  2.14  $  2.05  $  1.88
     Add back:  Goodwill amortization               -        .17      .17
                                                -------  -------  -------

     Adjusted net income                        $  2.14  $  2.22  $  2.05
                                                =======  =======  =======
   17.  Comprehensive Income

   In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of other comprehensive income.  The disclosures of the reclassification amounts are as follows:

                                                 Years Ended December 31,
                                                -------------------------
                                                  2002     2001     2000
                                                -------  -------  -------
                                                      (In thousands)
     Net change in unrealized holding gains
       on available-for-sale securities         $ 1,029  $ 1,205  $ 1,478
     Reclassification adjustment for net
       losses (gains) realized in income            -        (37)     354
                                                -------  -------  -------
     Net unrealized gains                         1,029    1,168    1,832
     Tax effect                                    (383)    (436)    (683)
                                                -------  -------  -------

     Net change in unrealized gain (loss) on
       securities available-for-sale, net of
       tax                                      $   646  $   732  $ 1,149
                                                =======  =======  =======

   18.  Off-Balance Sheet Financial Instruments

   In the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card agreements, commercial and similar letters of credit, and commitments to purchase securities.  Such financial instruments are recorded in the financial statements when they are exercised.

   19.  Trust Assets

   Except for amounts included in deposits, assets of the Trust
   Department are not included in the accompanying balance sheets.

   20.  Business Segments

   FASB Statement No. 131, "Disclosures About Segments of an Enterprise
   and Related Information," requires public companies to report (i)
   certain financial and descriptive information about their reportable operating segments (as defined) and (ii) certain enterprise-wide financial information about products and services, geographic areas, and major customers.  Management believes the Corporation's principal activity is community banking and that any other activities are not considered significant segments.

   21.  Recent Pronouncements

   In June, 2002, the FASB issued Statement No. 146, "Accounting for
   Costs Associated with Exit or Disposal Activities."   This statement
   requires that a liability for cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.  Management anticipates the adoption of this standard will not have a material impact on the consolidated financial statements.

   In October, 2002, the FASB issued Statement No. 147, "Acquisition of
   Certain Financial Institutions."  Except for transactions between mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB
   Interpretation No. 9 and requires that these transactions be accounted for in accordance with FASB Statements No. 141, "Business
   Combinations" and FASB Statement No. 142, "Goodwill and Other
   Intangible Assets."  Further, the statement amends FASB Statement No.
   144, "Accounting for the Impairment or Disposal of Long-Lived
   Assets," to include in its scope long-term customer relationship intangible assets of financial institutions.  Consequently, such assets are subject to the same impairment loss recognition and measurement provisions that FASB Statement No. 144 requires for other long-lived assets.

   22.  Reclassifications

   Certain reclassifications have been made to the 2001 and 2000 presentations to conform to the 2002 presentation.

NOTE B - RESERVE REQUIREMENTS

   The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank.  The required reserve at December 31,
   2002 and 2001, was $2,685,000 and $577,000, respectively.

NOTE C - SECURITIES

   A summary of amortized cost and estimated fair value of securities available-for-sale at December 31, 2002 and 2001 follows.

                                         Gross       Gross     Estimated
                            Amortized  Unrealized  Unrealized    Fair
                              Cost        Gains      Losses      Value
                            ---------  ----------  ----------  ---------
   December 31, 2002:                      (In thousands)
     Securities available-
      for-sale:
       U. S. Treasury       $     701  $       12  $        -  $     713
       U. S. Government
        agencies               14,603         321           -     14,924
       Mortgage-backed
        securities             16,833         427           -     17,260
       State and local
        political
        subdivisions           40,148       1,839           5     41,982
       Equity securities          738         -             -        738
                            ---------  ----------  ----------  ---------

                            $  73,023  $    2,599  $        5  $  75,617
                            =========  ==========  ==========  =========

   December 31, 2001:
     Securities available-
      for-sale:
       U. S. Treasury       $   1,000  $        7  $        -  $   1,007
       U. S. Government
        agencies                1,000          32           -      1,032
       Mortgage-backed
        securities             13,771         276           2     14,045
       State and local
        political
        subdivisions           44,720       1,297          45     45,972
       Equity securities          717         -             -        717
                            ---------  ----------  ----------  ---------

                            $  61,208  $    1,612  $       47  $  62,773
                            =========  ==========  ==========  =========

   The scheduled maturities of securities available-for-sale at December 31,
   2002, are as follows:

                                                               Estimated
                                                    Amortized    Fair
                                                      Cost       Value
                                                    ---------  ---------
                                                       (In thousands)

     Due in one year or less                        $   6,700  $   6,790
     Due after one year through five years             21,630     22,535
     Due after five years through ten years             5,364      5,706
     Due after 10 years                                21,758     22,588
     Mortgage-backed securities and equity
      securities                                       17,571     17,998
                                                    ---------  ---------
                                                    $  73,023  $  75,617
                                                    =========  =========

   Equity securities consist of investments in Federal Home Loan Bank
   (FHLB) and Federal Agricultural Mortgage Corporation.  The
   transferability of the FHLB and Federal Agricultural Mortgage
   Corporation stock is restricted.

   Investment securities with a carrying value of $66,754,000 and
   $47,141,000 at December 31, 2002 and 2001, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

   Gross gains of $ -0- in 2002, 2001, and 2000, and gross losses of $-0-,
   $3,000, and $390,000 in 2002, 2001, and 2000, respectively, were realized on securities available-for-sale.

NOTE D - LOANS

   Major classifications of loans were as follows:

                                                          December 31,
                                                         2002      2001
                                                       --------  --------
                                                         (In thousands)

     Commercial, financial and agricultural            $ 38,229  $ 34,459
     Real estate - construction and development          27,165    21,183
     Real estate - mortgage                              96,737    88,074
     Installment loans to individuals                    22,602    23,893
     Other                                                2,782     2,509
                                                       --------  --------
                                                        187,515   170,118
     Less allowance for loan losses                      (3,455)   (3,039)
                                                       --------  --------

                                                       $184,060  $167,079
                                                       ========  ========

   Included in the above are customer demand deposits in overdraft status of approximately $398,000 at December 31, 2002, and $381,000 at
   December 31, 2001.

   Allocation of gross loans according to interest were approximately:

                                                          December 31,
                                                       ------------------
                                                         2002      2001
                                                       --------  --------
                                                         (In thousands)

     Fixed rates                                       $110,882  $106,514
     Variable rates                                      76,043    63,109
     Non-accrual                                            590       495
                                                       --------  --------
                                                       $187,515  $170,118
                                                       ========  ========

   Transactions in the allowance for loan losses were as follows:

                                                 Years Ended December 31,
                                                -------------------------
                                                  2002     2001     2000
                                                -------  -------  -------
                                                     (In thousands)

     Balance at beginning of year               $ 3,039  $ 2,920 $  2,716
     Charge-offs during year                       (738)    (866)    (383)
     Recoveries on loans previously
       charged off                                  482      284      261
     Provision charged to operating expense         672      701      326
                                                -------  -------  -------

     Balance at end of year                     $ 3,455  $ 3,039  $ 2,920
                                                =======  =======  =======

   At December 31, 2002 and 2001, the recorded investment in loans considered to be impaired totaled approximately $958,000 and $842,000, respectively.  The allowance for loan losses related to these loans approximated $161,000 and $138,000 at December 31, 2002 and 2001,
   respectively.  The average recorded investment in impaired loans during the years ended December 31, 2002 and 2001, was approximately $1,336,000 and $540,000, respectively.  For the years ended December 31, 2002 and
   2001, the amount of income recognized on impaired loans was immaterial.
   At December 31, 2002 and 2001, nonaccrual loans amounted to approximately
   $590,000 and $495,000, respectively, and loans past due ninety days or more and still accruing interest amounted to approximately $307,000 and
   $333,000, respectively.

NOTE E - PREMISES AND EQUIPMENT

   Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                                             December 31,
                                        Estimated Useful   ---------------
                                          Life in Years      2002     2001
                                        ----------------   -------  -------
                                                            (In thousands)

     Land                                       -          $ 2,456  $ 2,438
     Buildings and improvements               10-40         10,603    9,663
     Furniture and equipment                   3-10          4,650    4,057
                                                           -------  -------
                                                            17,709   16,158
     Less accumulated depreciation
       and amortization                                     (4,714)  (4,110)
                                                           -------  -------

                                                           $12,995  $12,048
                                                           =======  =======

   The amount charged to operating expense for depreciation was $679,000 for
   2002, $632,000 for 2001, and $622,000 for 2000.

NOTE F - TIME DEPOSITS

   Projected maturities of time deposits at December 31, 2002, are as follows (in thousands):

                           2003            $ 92,624
                           2004               3,703
                           2005               2,582
                           2006              11,168
                           2007               6,838
                        Thereafter            4,178
                                           --------
                                           $121,093
                                           ========

NOTE G - BORROWED FUNDS

   Borrowed funds consisted of the following:
                                                            December 31,
                                                           --------------
                                                            2002    2001
                                                           ------  ------
                                                           (In thousands)

     FHLB advances                                         $9,613  $6,678
     Treasury tax and loan note                               316     463
                                                           ------  ------

                                                           $9,929  $7,141
                                                           ======  ======

   The Bank has outstanding advances from the Federal Home Loan Bank
   (FHLB) under a Blanket Agreement for Advances and Security Agreement
   (Agreement). The Agreement entitles the Bank to borrow funds from
   FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The advances are secured by FHLB capital stock, amounts on deposit with the FHLB, and first mortgage, small business and agricultural loans.

   Advances from the FHLB have maturity dates ranging from February,
   2003, through May, 2017.  Interest is payable monthly at rates ranging from 2.178% to 6.575%.  The treasury tax and loan note generally matures within 1 to 60 days from the transaction date.
   Interest is paid at an adjustable rate as set by the U. S. Government.

   Annual principal repayment requirements on FHLB borrowings at
   December 31, 2002, are as follows:

                          Year                 Amount
                       ----------              ------
                                           (In thousands)

                          2003                 $4,569
                          2004                  3,573
                          2005                     78
                          2006                     84
                          2007                     89
                       Thereafter               1,220

   The Bank periodically utilizes its credit line with the Federal Home
   Loan Bank for short-term funding needs. The amount of unused credit at December 31, 2002, was approximately $67 million.  This excludes a
   $10 million letter of credit initiated in 2001 and expiring in 2003.
   As of December 31, 2002, no draws have been made on this letter of credit.

NOTE H - EMPLOYEE RETIREMENT PLANS

   The Bank has a defined contribution plan which incorporates the provisions of a deferred compensation plan [401(k)] covering all employees who perform 1,000 hours of service annually, have one year of service and are age twenty-one or older. The Bank's contribution is 2% of salaries, and employees may contribute up to 15% of their salary which is matched by the Bank up to an additional 3%.
   Additional Bank contributions are subject to Board discretion. The
   Bank's contribution was approximately $196,000 for 2002, $164,000 for
   2001, and $153,000 for 2000.

   The Bank also has an employee stock ownership plan (ESOP) covering the same group of employees as the 401(k) plan, which is funded at the discretion of the Board. The ESOP invests primarily in the stock of Corporation.  Dividends on ESOP shares are recorded as a reduction of retained earnings and the shares are considered outstanding for earnings per share computation. Bank contributions were approximately
   $178,000 for 2002 and 2001, and $147,000 for 2000.  The ESOP held
   174,385 and 175,106 shares of Corporation common stock, all of which were allocated shares, at December 31, 2002 and 2001, respectively.

NOTE I - INCOME TAXES

   The provision for income taxes, including the tax effects of securities transactions [2002: $0; 2001: $(981); 2000:
   $(145,463)], is as follows:

                                                Years Ended December 31,
                                               -------------------------
                                                 2002     2001     2000
                                               -------  -------  -------
                                                     (In thousands)

     Current tax expense                       $ 1,799  $ 1,874  $ 1,146
     Deferred tax benefit                         (133)     (60)     (67)
                                               -------  -------  -------
                                               $ 1,666  $ 1,814  $ 1,079
                                               =======  =======  =======

   Deferred tax assets and liabilities resulted from the following:

                                                          December 31,
                                                        ----------------
                                                          2002     2001
                                                        -------  -------
                                                          (In thousands)
     Deferred tax assets:
       Allowance for loan losses                        $ 1,074  $   919
                                                        -------  -------
     Deferred tax liabilities:
       Premises and equipment                              (183)    (265)
       Unrealized gain on securities
         available-for-sale                                (968)    (584)
       Other                                               (104)     -
                                                        -------  -------
                                                         (1,255)    (849)
                                                        -------  -------
     Net deferred tax asset (liability)                 $  (181) $    70
                                                        =======  =======

   The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

                                                Years Ended December 31,
                                               -------------------------
                                                 2002     2001     2000
                                               -------  -------  -------
                                                    (In thousands)

   Tax on income before income taxes           $ 2,203  $ 2,184  $ 1,802
   Increase (decrease) resulting from:
     Tax-exempt income                            (708)    (710)    (802)
     Disallowed interest expense                    46       83       58
     State income taxes, net of federal
       benefit                                     172      395       81
     Other, net                                    (47)    (138)      60
                                               -------  -------  -------
                                               $ 1,666  $ 1,814  $ 1,079
                                               =======  =======  =======

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

   The Bank leases property for branch offices under a noncancellable lease agreement that expires in 2005.  The lease is for a five-year period with an option to renew.  The total minimum rental commitment at December 31, 2002, under the leases is approximately $28,800 which is due as follows:

                               2003            $ 9,600
                               2004              9,600
                               2005              9,600
                               2006                -
                               2007                -
                                               -------
                                               $28,800
                                               =======
   The total rental expense was $16,257, $42,023 and $41,016 for 2002,
   2001 and 2000, respectively.

   The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of the Bank's business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, commercial letters of credit, credit card agreements, and standby letters of credit.

   A summary of the Bank's approximate commitments and contingent liabilities arising from the normal course of business at December 31 is as follows:

                                                     Contractual Amount
                                                     ------------------
                                                       2002      2001
                                                     --------  --------
                                                       (In thousands)

     Commitments to extend credit                    $ 20,775  $ 16,741
     Credit card arrangements                           2,188     2,108
     Letters of credit                                 14,250    13,059

   Commitments to extend credit, credit card agreements, commercial letters of credit, and standby letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for such commitments and financial guarantees are the same as those used for lending activities.  Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk.  No significant losses on commitments were incurred during the three years ended December 31, 2002, nor are any significant losses as a result of these transactions anticipated.
   The Bank is a defendant in various pending and threatened legal actions arising in the normal course of business.  In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the consolidated financial statements.

NOTE K - RELATED PARTY TRANSACTIONS

   In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest.  In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, are consistent with sound banking practices and are within applicable regulatory and lending limitations.  Such loans amounted to approximately $918,000 and
   $1,309,000 at December 31, 2002 and 2001, respectively.

NOTE L - REGULATORY MATTERS

   Banking regulations require the Bank to maintain certain capital levels and limit the dividends paid by the Bank to the holding company.  Dividends paid by the Bank to the Corporation are the primary source of funds for dividends by the Corporation to its shareholders.

   The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal and state banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-
   balance-sheet items as calculated under regulatory accounting practices.  Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-
   weighted assets (as defined), and of Tier 1 capital (as defined) to adjusted average total assets (leverage).  Management's contention is that, as of December 31, 2002, the Corporation and its subsidiary bank exceed all capital adequacy requirements.

   At December 31, 2002, the Bank was categorized by regulators as well-
   capitalized under the regulatory framework for prompt corrective action.  A financial institution is considered to be well-capitalized if it has a total risk-based capital ratio of 10% or more, a Tier 1 risk-based capital ratio of 6% or more, and a Tier 1 leverage capital ratio of 5% or more.  There are no conditions or anticipated events that, in the opinion of management, would change the categorization.

   The actual capital amounts and ratios at December 31, 2002 and 2001, are presented in the following table.  No amount was deducted from capital for interest-rate risk exposure.

                                  Security Capital
                                    Corporation
                                   (Consolidated)          Bank
                                  ---------------    ---------------
                                   Amount   Ratio     Amount   Ratio
                                  --------  -----    --------  -----
                                           ($ In Thousands)
     December 31, 2002:
       Total risk-based           $ 35,234  16.1%    $ 33,739  15.5%
       Tier 1 risk-based            32,496  14.9%      31,001  14.2%
       Tier 1 leverage              32,496  10.5%      31,001  10.0%

     December 31, 2001:
       Total risk-based             32,140  16.6%      30,679  15.9%
       Tier 1 risk-based            29,714  15.4%      28,256  14.6%
       Tier 1 leverage              29,714  10.8%      28,256  10.2%

   The minimum amounts of capital and ratios as established by banking regulators at December 31, 2002 and 2001, were as follows:

                                  Security Capital
                                    Corporation
                                   (Consolidated)          Bank
                                  ---------------    ---------------
                                   Amount   Ratio     Amount   Ratio
                                  --------  -----    --------  -----
                                           ($ In Thousands)
     December 31, 2002:
       Total risk-based           $ 17,475   8.0%    $ 17,469   8.0%
       Tier 1 risk-based             8,737   4.0%       8,734   4.0%
       Tier 1 leverage               9,288   3.0%       9,286   3.0%

     December 31, 2001:
       Total risk-based             15,480   8.0%      15,467   8.0%
       Tier 1 risk-based             7,740   4.0%       7,733   4.0%
       Tier 1 leverage               8,286   3.0%       8,276   3.0%

NOTE M - FINANCIAL INSTRUMENTS

   The estimated fair values of the financial instruments, none of which are held for trading purposes, were as follows:

                               December 31, 2002     December 31, 2001
                              --------------------  --------------------
                                         Estimated             Estimated
                              Carrying     Fair      Carrying    Fair
                               Amount      Value      Amount     Value
                              ---------  ---------  ---------  ---------
                                 (In thousands)        (In thousands)
     Financial assets:
       Cash and cash
         equivalents          $  13,705  $  13,705  $  18,803  $  18,803
       Federal funds sold        15,760     15,760      7,150      7,150
       Certificates of
         deposit with
         other banks              1,851      1,851      2,926      2,926
       Securities available-
         for-sale                75,617     75,617     62,773     62,773
       Loans                    184,060    187,426    167,079    161,436
    Financial liabilities:
       Noninterest-bearing
         deposits                32,278     32,278     43,168     43,168
       Interest-bearing
         deposits               233,319    233,319    192,024    192,024
       FHLB and other
         borrowings               9,929      9,929      7,141      7,141

NOTE N - EARNINGS PER SHARE

      The following table shows a reconciliation of earnings per share to diluted earnings per share:

                                                 2002              2001             2000
                                         ----------------   ---------------   ------------
Basic earnings per share:
Net income                                    $     4,812       $     4,611     $    4,222
Weighted average shares outstanding             2,247,894         2,248,123      2,252,334
Basic earnings per share                             2.14              2.05           1.87
Diluted earnings per share:
Net income                                          4,812             4,611          4,222
Weighted average shares outstanding             2,247,894         2,248,123      2,252,334
Dilutive effect of stock options                        -                 -              -
Weighted average shares outstanding             2,247,894         2,248,123      2,252,334
Diluted earnings per share                           2.14              2.05           1.87

NOTE O - CONCENTRATIONS OF CREDIT

   Most of the loans, commitments, commercial letters of credit and standby letters of credit have been granted to customers in the
   Bank's market area.  Generally such customers are also depositors.
   Investments in state and municipal securities also include governmental entities within the Bank's market area.  The
   concentrations of credit by type of loan are set forth in Note D.
   The distribution of commitments to extend credit approximates the distribution of loans outstanding.  Letters of credit were granted primarily to commercial borrowers.  "The noncash transaction represented by the adjustment of the subsidiary bank's available for sale securities to fair value, net of tax was $646,000, $732,000, and $1,149,000 for the
   years 2002, 2001, and 2000, respectively."

NOTE P - CONDENSED PARENT COMPANY STATEMENTS

   Balance sheets as of December 31, 2002 and 2001, and statements of income and cash flows for the years ended December 31, 2002, 2001 and
   2000, of Security Capital Corporation (parent company only) are presented below:

                               BALANCE SHEETS

                                                         December 31,
                                                      ------------------
                                                        2002      2001
                                                      --------  --------

                                                        (In thousands)
     Assets
       Cash and cash equivalents                      $    654  $    521
       Investment in subsidiaries                       36,922    33,542
       Other assets                                        328       398
                                                      --------  --------

                                                      $ 37,904  $ 34,461
                                                      ========  ========
     Liabilities and Shareholders' Equity
       Other liabilities                              $     47  $     32
       Shareholders' equity                             37,857    34,429
                                                      --------  --------

                                                      $ 37,904  $ 34,461
                                                      ========  ========

                          STATEMENTS OF INCOME

                                                 Years Ended December 31,
                                                 ------------------------
                                                   2002    2001    2000
                                                  ------  ------  ------
                                                      (In thousands)
     Income
       Dividends from subsidiary                  $2,145  $2,090  $1,815
       Other                                          12      18     130
                                                  ------  ------  ------
                                                   2,157   2,108   1,945
     Expense                                         125      68      94
                                                  ------  ------  ------
     Income before income taxes and equity in
       undistributed earnings of subsidiaries      2,032   2,040   1,851
     Income tax benefit                               45      21     -
     Income before equity in undistributed
       earnings of subsidiaries                    2,077   2,061   1,851
     Equity in undistributed earnings of
       subsidiaries in excess of dividends         2,735   2,550   2,371
                                                  ------  ------  ------

     Net income                                   $4,812  $4,611  $4,222
                                                  ======  ======  ======

                            STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                               -------------------------
                                                 2002     2001     2000
                                               -------  -------  -------
                                                      (In thousands)

     Cash Flows From Operating Activities
       Net income                              $ 4,812  $ 4,611  $ 4,222
       Equity in subsidiaries' earnings in
         excess of (less than) dividends        (2,735)  (2,550)  (2,371)
       Other, net                                  (28)      (6)      10
                                               -------  -------  -------

       Net cash provided by operating
         activities                              2,049    2,055    1,861
                                               -------  -------  -------

     Cash Flows From Investing Activities          -        -        225
                                               -------  -------  -------

     Cash Flows From Financing Activities
       Dividends paid on common stock           (2,023)  (1,819)  (1,632)
       Repayment of debt                           114      -        -
       Other, net                                   (7)     (15)    (299)
                                               -------  -------  -------

       Net cash used in financing activities    (1,916)  (1,834)  (1,931)
                                               -------  -------  -------

     Net increase in cash and cash
       equivalents                                 133      221      155

     Cash and cash equivalents at
       beginning of year                           521      300      145
                                               -------  -------  -------
     Cash and cash equivalents at
       end of year                             $   654  $   521  $   300
                                               =======  =======  =======

PART III

ITEM 1.  INDEX TO EXHIBITS

The following Exhibits are hereby filed as part of this Form 10:

Exhibit #                 Name of Exhibit

2.1                       Articles of Incorporation of Security Capital Corporation.*

2.2                       Bylaws of Security Capital Corporation.*

16                        Letter from William H. Polk & Co. dated May 12, 2003

*  Filed as an Exhibit to the original Form 10-SB.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                                    Security Capital Corporation

Date: May 23, 2003                                  By  /s/ Frank West
                                                       ------------------------------------------
                                                          Frank West, Chief Executive Officer

Date: May 23, 2003                                  By  /s/ Connie Hawkins
                                                       ------------------------------------------
                                                          Connie Hawkins, Chief Financial Officer